RECEIVED
2005 JUL 11 P 3:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-3109

SAMSUNG ELECTRONICS CO., LTD. AND SUBSIDIARIES

Audit Report 2004

as of and for the years ended December 31, 2004 and 2003

ARIS
12-31-04



05009615

3

dlw 7/12

SAMIL PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

SAMSUNG ELECTRONICS CO., LTD. AND SUBSIDIARIES

Audit Report 2004

as of and for the years ended December 31, 2004 and 2003

SAMIL PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd. and Subsidiaries
Index
December 31, 2004 and 2003

Samil Pricewaterhouse Coopers
Kukje Center Building
191 Hankangro 2 ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O.Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Samsung Electronics Co., Ltd. and its subsidiaries (collectively referred to as the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Samsung Card Co., Ltd. and certain other subsidiaries, whose statements reflect total assets representing 26% and 23% of the consolidated total assets as of December 31, 2004 and 2003, respectively, and total revenues representing 20% and 19% of the consolidated total revenues for the years then ended. Those statements were audited by other auditors whose reports thereon have been furnished us, and our opinion expressed herein, insofar as it relates to the amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsung Electronics Co., Ltd. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations, the changes in their shareholders' equity and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 1 to the accompanying consolidated financial statements, the financial statements of S-LCD Co., Ltd. and three other companies were newly included in the December 31, 2004 consolidated financial statements while those of Samsung Electronics Manufacturing (UK) Ltd. were excluded. In addition, Samsung Card Co., Ltd. and Samsung Capital Co., Ltd. were merged on February 1, 2004.

As discussed in Note 18 to the accompanying consolidated financial statements, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd., which were previously transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means, including the participation in any equity offering or subordinated debentures issued by the Creditors. The amount of overdue interest due to the default of the agreement is to be reimbursed by the Company and the Affiliates. Any excess proceeds over ₩2,450,000 million are to be distributed to the Company and the Affiliates. As of the date of this report, the shares of Samsung Life Insurance Co., Ltd. have not yet been sold. As of the balance sheet date, the ultimate effect of these matters on the financial position of the Company cannot presently be determined.

The amounts expressed in U.S. dollars are provided solely for the convenience of the reader and have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

SAMIL PRICEWATERHOUSECOOPERS

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
February 21, 2005

This report is effective as of February 21, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2004 and 2003

(in millions of Korean won and in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Assets				
Current assets				
Cash and cash equivalents	₩ 3,129,614	₩ 4,125,700	$ 3,000,589	$ 3,955,609
Short-term financial instruments (Note 4)	4,978,491	4,969,380	4,773,242	4,764,506
Short-term available-for-sale securities (Note 5)	2,784,977	2,717,275	2,670,160	2,605,249
Short-term held-to-maturity securities (Note 5)	83,039	78,204	79,616	74,980
Trade accounts and notes receivable, net (Note 6)	6,774,392	6,315,442	6,495,103	6,055,074
Other accounts and notes receivable, net (Note 6)	1,143,424	910,052	1,096,284	872,533
Inventories (Note 7)	5,803,646	4,781,205	5,564,378	4,584,089
Short-term financing receivables, net (Note 8)	4,876,241	9,167,282	4,675,207	8,789,340
Prepaid expenses and other current assets	2,417,401	2,490,595	2,317,738	2,387,915
Total current assets	31,991,225	35,555,135	30,672,317	34,089,295
Property, plant and equipment, including revalued portion, net (Note 11)	23,962,396	19,470,332	22,974,493	18,667,624
Long-term available-for-sale securities (Note 9)	2,040,353	2,346,215	1,956,235	2,249,487
Long-term held-to-maturity securities (Note 9)	967,319	2,032,648	927,439	1,948,848
Equity-method investments (Note 10)	3,057,769	2,810,686	2,931,706	2,694,809
Deferred income tax assets (Note 24)	676,813	633,676	648,910	607,551
Intangible assets, net (Note 12)	544,522	465,328	522,073	446,144
Long-term financing receivables, net (Note 8)	4,702,869	3,193,145	4,508,983	3,061,500
Long-term deposits and other assets (Note 13)	1,061,359	1,534,576	1,017,603	1,471,309
Total assets	₩ 69,004,625	₩ 68,041,741	$ 66,159,759	$ 65,236,567

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2004 and 2003

(in millions of Korean won and in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 4,189,110	₩ 4,150,499	$ 4,016,405	$ 3,979,385
Short-term borrowings (Note 14)	7,101,220	7,250,955	6,808,456	6,952,018
Current maturities of long-term debt (Notes 15 and 16)	4,957,052	7,087,693	4,752,686	6,795,487
Other accounts and notes payable	3,433,149	3,849,574	3,291,610	3,690,867
Accrued expenses	3,940,213	3,676,140	3,777,769	3,524,583
Income taxes payable	1,550,192	967,539	1,486,282	927,650
Other current liabilities	936,647	1,038,112	898,036	995,311
Total current liabilities	26,107,583	28,020,512	25,031,244	26,865,301
Long-term debt, net of current maturities (Note 15)	5,445,429	8,953,619	5,220,927	8,584,483
Foreign currency notes and bonds (Note 16)	150,736	173,750	144,523	166,590
Accrued severance benefits, net (Note 17)	455,981	399,430	437,182	382,963
Deferred income tax liabilities (Note 25)	36,067	21,881	34,580	20,979
Other long-term liabilities	408,548	312,837	391,705	299,940
Total liabilities	32,604,344	37,882,029	31,260,161	36,320,256
Commitments and contingencies (Note 18)				
Shareholders' equity				
Capital stock (Note 1)				
Common stock	778,047	775,774	745,970	743,791
Preferred stock	119,467	119,467	114,542	114,542
Capital surplus	6,239,586	6,242,269	5,982,345	5,984,918
Retained earnings (Note 20)	30,576,954	24,415,681	29,316,351	23,409,090
Capital adjustments				
Treasury stock (Note 22)	(4,159,639)	(3,457,834)	(3,988,149)	(3,315,277)
Others (Note 23)	889,151	1,395,233	852,494	1,337,711
Minority interests	1,956,715	669,122	1,876,045	641,536
Total shareholders' equity	36,400,281	30,159,712	34,899,598	28,916,311
	₩ 69,004,625	₩ 68,041,741	$ 66,159,759	$ 65,236,567

The accompanying notes are an integral part of these consolidated financial statements.

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2004 and 2003

(in millions of Korean won and in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Sales (Note 27)	₩ 81,963,009	₩ 64,817,456	$ 78,583,902	$ 62,145,212
Cost of sales (Note 27)	52,952,682	42,252,493	50,769,590	40,510,540
Gross profit	29,010,327	22,564,963	27,814,312	21,634,672
Selling, general and administrative expenses	17,249,581	16,268,736	16,538,429	15,598,021
Operating profit	11,760,746	6,296,227	11,275,883	6,036,651
Non-operating income				
Interest and dividend income	382,049	310,703	366,298	297,894
Foreign exchange gains	1,146,088	871,796	1,098,838	835,854
Gain on foreign currency translation (Note 29)	202,172	246,168	193,837	236,019
Gain on valuation of investments using the equity method (Note 10)	495,620	246,764	475,187	236,591
Others	662,878	627,096	635,549	601,243
	2,888,807	2,302,527	2,769,709	2,207,601
Non-operating expenses				
Interest expense	170,107	215,113	163,094	206,244
Foreign exchange losses	1,060,191	908,016	1,016,482	870,581
Loss on foreign currency translation (Note 29)	80,723	147,417	77,395	141,339
Impairment losses on investments	134,757	345,614	129,201	331,365
Others	827,617	553,034	793,497	530,234
	2,273,395	2,169,194	2,179,669	2,079,763

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2004 and 2003

(in millions of Korean won and in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Income before income taxes and minority interests	12,376,158	6,429,560	11,865,923	6,164,489
Income taxes (Note 25)	2,207,285	1,076,492	2,116,285	1,032,111
Income before minority interests	10,168,873	5,353,068	9,749,638	5,132,378
Minority interests in losses of consolidated subsidiaries, net	620,662	609,179	595,074	584,064
Net income	₩10,789,535	₩ 5,962,247	$ 10,344,712	$ 5,716,442
Basic earnings per share (Note 26) (in Korean won and U.S. dollars)	₩ 67,916	₩ 36,376	$ 65	$ 35
Diluted earnings per share (Note 26) (in Korean won and U.S. dollars)	₩ 66,881	₩ 35,950	$ 64	$ 34

The accompanying notes are an integral part of these consolidated financial statements.

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2004 and 2003

(in millions of Korean won and in thousands of U.S. dollars (Note 3))

	Capital stock	Capital surplus	Retained earnings	Capital adjustments	Minority interests	Total	Capital Stock	Capital surplus	Retained earnings	Capital adjustments	Minority interests	Total
Shareholders' equity, January 1, 2004	₩895,241	₩6,242,269	₩24,415,681	₩(2,062,601)	₩ 669,122	₩30,159,712	$ 858,333	$ 5,984,918	$ 23,409,090	$ (1,977,566)	$ 641,536	$ 28,916,311
Net income	-	-	10,789,535	-	-	10,789,535	-	-	10,344,712	-	-	10,344,712
Conversion of convertible bonds	2,273	46,995	-	-	-	49,268	2,179	45,058	-	-	-	47,237
Change in ownership interests, including new stock issuances by consolidated subsidiaries	-	(155,412)	-	-	-	(155,412)	-	(149,005)	-	-	-	(149,005)
Cumulative effects of changes in consolidated subsidiaries	-	-	-	(65)	630,004	629,939	-	-	-	(62)	604,031	603,969
Cash dividends	-	-	(1,596,282)	-	-	(1,596,282)	-	-	(1,530,472)	-	-	(1,530,472)
Disposal of treasury stock	-	45,535	-	114,551	-	160,086	-	43,658	-	109,828	-	153,486
Retirement of treasury stock	-	-	(3,025,129)	3,025,129	-	-	-	-	(2,900,411)	2,900,411	-	-
Acquisition of treasury stock	-	-	-	(3,841,485)	-	(3,841,485)	-	-	-	(3,683,111)	-	(3,683,111)
Loss on valuation of available-for-sale securities	-	-	-	(22,675)	-	(22,675)	-	-	-	(21,740)	-	(21,740)
Gain on valuation of investments using the equity method of accounting	-	-	-	(119,779)	-	(119,779)	-	-	-	(114,841)	-	(114,841)
Stock option compensation	-	20,318	-	(12,024)	-	8,294	-	19,480	-	(11,528)	-	7,952
Minority interests in losses of consolidated subsidiaries	-	-	-	-	(620,662)	(620,662)	-	-	-	-	(595,073)	(595,073)
Others	-	39,881	(6,851)	(351,539)	1,278,251	959,742	-	38,237	(6,569)	(337,046)	1,225,552	920,174
Shareholders' equity, December 31, 2004	₩897,514	₩6,239,586	₩30,576,954	₩(3,270,488)	₩ 1,956,715	₩36,400,281	$ 860,512	$ 5,982,346	$ 29,316,350	$ (3,135,655)	$ 1,876,046	$ 34,899,599

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2004 and 2003

(in millions of Korean won and in thousands of U.S. dollars (Note 3))

	Capital stock	Capital surplus	Retained earnings	Capital adjustments	Minority interests	Total	Capital Stock	Capital surplus	Retained earnings	Capital adjustments	Minority interests	Total
Shareholders' equity, January 1, 2003	₩ 889,147	₩ 5,931,788	₩20,322,113	₩ (2,001,483)	₩1,179,781	₩26,321,346	$ 852,490	$ 5,687,237	$ 19,484,289	$ (1,918,967)	$ 1,131,142	$ 25,236,191
Net income	-	-	5,962,247	-	-	5,962,247	-	-	5,716,440	-	-	5,716,440
Conversion of convertible bonds	6,094	285,157	-	-	-	291,251	5,843	273,401	-	-	-	279,244
Change in ownership interests, including new stock issuances by consolidated subsidiaries	-	15,516	-	-	-	15,516	-	14,876	-	-	-	14,876
Cumulative effects of changes in consolidated subsidiaries	-	(14)	-	119	2,194	2,299	-	(13)	-	114	2,104	2,205
Cash dividends	-	-	(910,192)	-	-	(910,192)	-	-	(872,667)	-	-	(872,667)
Disposal of treasury stock	-	1,060	-	1,521	-	2,581	-	1,016	-	1,458	-	2,474
Retirement of treasury stock	-	-	(981,298)	981,298	-	-	-	-	(940,842)	940,842	-	-
Acquisition of treasury stock	-	-	-	(1,978,562)	-	(1,978,562)	-	-	-	(1,896,991)	-	(1,896,991)
Gain on valuation of available-for-sale securities	-	-	-	522,494	-	522,494	-	-	-	500,953	-	500,953
Gain on valuation of investments using the equity method of accounting	-	-	-	119,159	-	119,159	-	-	-	114,246	-	114,246
Stock option compensation	-	7,694	-	115,819	-	123,513	-	7,377	-	111,044	-	118,421
Changes in retained earnings of equity-method investees	-	-	20,413	-	-	20,413	-	-	19,571	-	-	19,571
Minority interests in losses of consolidated subsidiaries	-	-	-	-	(609,179)	(609,179)	-	-	-	-	(584,064)	(584,064)
Others	-	1,068	2,398	177,034	96,326	276,826	-	1,024	2,299	169,735	92,355	265,413
Shareholders' equity, December 31, 2003	₩ 895,241	₩ 6,242,269	₩24,415,681	₩ (2,062,601)	₩ 669,122	₩30,159,712	$ 858,333	$ 5,984,918	$ 23,409,090	$ (1,977,566)	$ 641,537	$ 28,916,312

The accompanying notes are an integral part of these consolidated financial statements.

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003

(in millions of Korean won and in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Cash flows from operating activities				
Net income	₩ 10,789,535	₩ 5,962,247	$ 10,344,712	$ 5,716,442
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	5,184,898	4,298,839	4,971,139	4,121,610
Provision for severance benefits	444,206	334,103	425,893	320,329
Loss on transfer of trade accounts and notes receivable	119,343	65,468	114,423	62,769
Bad debt expense	2,637,187	3,701,859	2,528,463	3,549,242
Compensation cost of stock options	71,693	124,633	68,737	119,495
Loss on foreign currency translation	80,723	147,417	77,395	141,339
Gain on foreign currency translation	(202,172)	(207,593)	(193,837)	(199,035)
Minority interest in losses of consolidated subsidiaries, net	(620,662)	(609,179)	(595,074)	(584,064)
Gain on valuation of investments using the equity method	(495,620)	(246,764)	(475,187)	(236,591)
Impairment losses on investments	(134,757)	345,614	(129,201)	331,365
Others	688,849	204,542	660,450	196,107
	18,563,223	14,121,186	17,797,913	13,539,008
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivable	(673,376)	(528,666)	(645,615)	(506,871)
Increase in inventories	(1,311,935)	(525,950)	(1,257,848)	(504,267)
Increase in trade accounts and notes payable	61,005	1,198,981	58,490	1,149,550
Increase in accrued expenses	226,930	418,744	217,574	401,480
Increase (decrease) in income taxes payable	597,232	(456,259)	572,610	(437,449)
Payment of severance benefits	(250,184)	(153,222)	(239,870)	(146,905)
Decrease in financing receivables	536,191	1,404,869	514,085	1,346,950
Deferred income taxes	(30,885)	(508,984)	(29,612)	(488,000)
Others	(974,116)	(945,326)	(933,956)	(906,353)
Net cash provided by operating activities	16,744,085	14,025,373	16,053,771	13,447,143

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003

(in millions of Korean won and in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Cash flows from investing activities				
Net increase in short-term financial instruments	91,198	(481,377)	87,438	(461,531)
Proceeds from disposal of short-term available-for-sale securities	4,307,147	3,203,960	4,129,575	3,071,870
Acquisition of short-term available-for-sale securities	(4,672,698)	(3,897,062)	(4,480,056)	(3,736,397)
Net increase in other accounts and notes receivable	193,524	(119,151)	185,546	(114,239)
Proceeds from disposal of property, plant and equipment	574,625	259,820	550,935	249,108
Acquisition of property, plant and equipment	(10,497,204)	(7,700,754)	(10,064,433)	(7,383,273)
Proceeds from disposal of long-term available-for-sale securities	922,257	2,396,519	884,235	2,297,717
Proceeds from disposal of long-term held-to-maturity securities	584,437	480,725	560,342	460,906
Proceeds from disposal of equity-method investments	240,004	112,550	230,109	107,910
Acquisition of long-term available-for-sale securities	(518,928)	(703,414)	(497,534)	(674,414)
Acquisition of long-term held-to-maturity securities	(143,744)	(1,055,077)	(137,818)	(1,011,579)
Acquisition of equity-method investments	(161,047)	-	(154,407)	-
Others	897,858	(290,765)	860,842	(278,778)
Net cash used in investing activities	(8,182,571)	(7,794,026)	(7,845,226)	(7,472,700)
Cash flows from financing activities				
Repayment of short-term borrowings, net	(193,672)	(2,808,105)	(185,687)	(2,692,335)
Proceeds from long-term debts	3,224,434	6,682,166	3,091,500	6,406,679
Repayment of long-term debts	(2,123,112)	(221,929)	(2,035,582)	(212,779)
Repayment of current maturities of long-term debt	(6,622,079)	(5,434,340)	(6,349,069)	(5,210,297)
Payment of dividends	(1,596,282)	(910,192)	(1,530,472)	(872,667)
Acquisition of treasury stock	(3,841,484)	(1,978,562)	(3,683,110)	(1,896,991)
Others	1,513,280	98,557	1,450,892	94,494
Net cash used in financing activities	(9,638,915)	(4,572,405)	(9,241,528)	(4,383,896)

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003

(in millions of Korean won and in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Effect of exchange rate changes on cash and cash equivalents	125,577	50,753	120,400	48,661
Net increase (decrease) in cash and cash equivalents from changes in consolidated subsidiaries	(44,262)	57,374	(42,437)	55,009
Net increase (decrease) in cash and cash equivalents	(996,086)	1,767,069	(955,020)	1,694,217
Cash and cash equivalents				
Beginning of the year	4,125,700	2,358,631	3,955,609	2,261,391
End of the year	₩ 3,129,614	₩ 4,125,700	$ 3,000,589	$ 3,955,608

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company

Samsung Electronics Co., Ltd. ("SEC") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, telecommunication products, home appliances and digital media products.

SEC's shares of stock are publicly traded, and all issued and outstanding shares are listed on the Korea Stock Exchange.

As of December 31, 2004, the major shareholders of SEC's shares of stock, including preferred stock, and their respective shareholdings, are as follows:

Name of shareholder	Number of shares	Percentage of ownership (%)
Citibank N.A.	20,144,245	11.84
Samsung Life Insurance Co., Ltd.	10,657,542	6.26
Samsung Corporation	5,917,362	3.48
Lee Kun-Hee and others	5,161,602	3.03
National Pension Corporation	4,788,792	2.81
The Government of Singapore	4,241,904	2.49
Monetary Authority of Singapore	2,088,822	1.23
Samsung Fire & Marine Insurance Co., Ltd.	1,856,370	1.09

Consolidated Subsidiaries

The consolidated financial statements include the accounts of SEC and its controlled subsidiaries (collectively referred to as "the Company"). Controlled subsidiaries include majority-owned entities and entities in which SEC owns more than 30% of the total outstanding voting stock and is the largest shareholder. Percentage of ownership is the sum of the percentage of direct and indirect ownership. The consolidated financial statements include the accounts of the consumer financing subsidiary, Samsung Card, in accordance with the consolidation accounting standards of the Republic of Korea.

The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2004.

(in millions of Korean won)

Area	Subsidiaries	Primary business		Capital	Percentage of ownership (%)	Location
Korea	Samsung Kwangju Electronics Co., Ltd.	Home appliances manufacturing	₩	526,762	94.25	Korea
	Samsung Card Co., Ltd.	Consumer financing		1,404,950	46.04	Korea
	STECO Co., Ltd.	Semiconductor equipment manufacturing		53,998	51.00	Korea
	Novita Co., Ltd.	Home appliances manufacturing		40,012	100.00	Korea
	DNS Korea Co., Ltd.	Semiconductor equipment manufacturing		38,648	62.37	Korea
	Samsung Electronics Service Co., Ltd.	Service center for electronic goods		55,326	83.33	Korea
	Living Plaza	Sales		61,781	100.00	Korea
	Blueteck Co., Ltd.	Manufacturing		107,338	100.00	Korea
	Samsung Electronics Logitech Co., Ltd.	Distribution		17,948	100.00	Korea
	Secron Co., Ltd.	Manufacturing		17,672	50.63	Korea
	S-LCD Corporation	Manufacturing		2,074,497	50.00	Korea
America	Samsung Electronics Canada, Inc. (SECA)	Sale of electronic goods		46,838	100.00	Canada
	Samsung Electronics America, Inc. (SEA)	Sale of electronic goods		473,911	100.00	U.S.A
	Samsung Electronics Latino America Panama (ZONE LIBRE) S.A. (SELAPA)	Sale of electronic goods		52,123	100.00	Panama
	Samsung Electronics Mexico S.A.de C.V. (SEM)	Sale of electronic goods		40,455	100.00	Mexico
	Samsung Electronics Argentina S.A. (SEASA)	Sale of electronic goods		6,185	100.00	Argentina
	Samsung Receivables Corporation (SRC)	Financing		920,056	100.00	U.S.A
	Samsung Semiconductor Inc. (SSI)	Semiconductor sales		360,826	100.00	U.S.A
	Samsung Information Systems America Inc. (SISA)	Information system research and development		17,570	100.00	U.S.A
	Samsung Telecommunications America, L.P. (STA)	Telephone Sales and research and development		141,306	100.00	U.S.A
	Samsung International, Inc. (SII)	CTV and Monitor manufacturing		117,279	100.00	U.S.A
	Samsung Austin Semiconductor L.P. (SAS)	Semiconductor manufacturing		335,719	100.00	U.S.A
	Samsung Mexicana S.A. de C.V. (SAMEX)	CTV and Monitor manufacturing		-	100.00	Mexico

(in millions of Korean won)

Area	Subsidiaries	Primary business	Capital	Percentage of ownership (%)	Location
America	Samsung Electronics Latino America Miami, Inc. (SELAMI)	Sale of electronic goods and Telephone	₩ 8,806	100.00	U.S.A
	Samsung Electronica Latino America Columbia (SELACOL)	Sale of electronic goods	11,165	100.00	Columbia
	Samsung Electronica Da Amazonia Ltda. (SEDA)	Telephone manufacturing	43,661	100.00	Brazil
Europe/Africa	Samsung Electronics Iberia, S.A. (SESA)	VCR, TVCR manufacturing and sales	91,552	100.00	Spain
	Samsung Electronics nordic Aktiebolag (SENA)	Sale of electronic goods	23,905	100.00	Sweden
	Samsung Electronics Hungarian RT. Co., Ltd. (SEH)	CTV manufacturing and sales	177,507	100.00	Hungary
	Samsung Electronica Portuguesa S.A. (SEP)	Sale of electronic goods	20,755	100.00	Portugal
	Samsung Electronics France S.A. (SEF)	Sale of electronic goods	75,197	100.00	France
	Samsung Europe PLC. (SEPLC)	Holding company and purchasing agent	211,074	100.00	U.K.
	Samsung Electronics (UK), Ltd. (SEUK)	Sale of electronic goods and Telephone research and developmet	249,150	100.00	U.K.
	Samsung Electronics Holding Gmbh (SEHG)	Holding company (Financing)	153,026	100.00	Germany
	Samsung Electronics Italia SPA (SEI)	Sale of electronic goods	67,172	100.00	Italy
	Samsung Electronics South Africa (PTY) Ltd. (SSA)	Sale of electronic goods	14	100.00	South Africa
	Samsung Electronics Benelux B. V. (SEBN)	Distribution and sale of electronic goods	28,821	100.00	Netherlands
	Samsung Electronics Polska, SP.ZO.O (SEPOL)	Sale of electronic goods and telephone	28,494	100.00	Poland
	Samsung Semiconductor Europe Limited (SSEL)	Semiconductor sales	43,918	100.00	U.K.
	Samsung Telecoms (UK) Ltd. (STUK)	Telephone sales	9,732	100.00	U.K.
	Samsung Electronics Gmbh (SEG)	Sale of electronic goods	72,069	100.00	Germany
	Samsung Semiconductor Europe Gmbh (SSEG)	Semiconductor sales	16,185	100.00	Germany
	Samsung Electronics Overseas B.V. (SEO)	Sales and marketing center	868	100.00	Netherlands
	Samsung Electronics Europe Logistics B.V. (SELS)	Logistics	32,746	100.00	Netherlands
	Samsung Electronics slovakia S.R.O (SESK)	Monitor manufacturing	63,126	100.00	Slovakia
	Closed Joint Stock Company Samsung Electronics Russia (SER)	Services	6,983	100.00	Russia

(in millions of Korean won)

Area	Subsidiaries	Primary business		Capital	Percentage of ownership (%)	Location
Asia	Samsung Yokohama Research Institute (SYRI)	Research center	₩	62,620	100.00	Japan
	Samsung Electronics Australia Pty, Ltd. (SEAU)	Sale of electronic goods		61,591	100.00	Australia
	Pt.Samsung Electronics Indonesia (SEIN)	CTV, VCR manufacturing and sales		102,541	99.99	Indonesia
	Samsung Asia Pte Ltd. (SAPL)	Sale of electronic goods		194,512	70.00	Singapore
	Samsung Electronics Display (M) SDN.OMD. (HSD) (SDMA)	Monitor manufacturing and sales		112,780	100.00	Malaysia
	Samsung Electronics (M) SDN.BHD. (SEMA)	Home appliances manufacturing and sales		64,506	100.00	Malaysia
	Samsung Vina Electronics Co., Ltd. (SAVINA)	CTV manufacturing and sales		19,395	80.00	Vietnam
	Samsung Gulf Electronics Co., Ltd. (SGE)	Sale of electronic good		13,506	100.00	Arab Emirates
	Samsung India Electronics Ltd. (SIEL)	CTV manufacturing and sales of electronic goods		67,077	100.00	India
	Thai-Samsung Electronics Co., Ltd. (TSE)	CTV and washing machine manufacturing and sales		128,438	91.83	Thailand
	Samsung Electronics Philippines Corporation (SEPCO)	Sale of electronic goods		9,919	100.00	Philippines
	Samsung Electronics Philippine Manufacturing Corporation (SEPHIL)	ODD Manufacturing		27,113	100.00	Philippines
	Samsung Japan Co., Ltd. (SJC)	Sales		231,807	50.96	Japan
	PT Samsung Telecommunication Indonesia (STIN)	Installation of telecom systems		7,084	99.00	Indonesia

(in millions of Korean won)

Area	Subsidiaries	Primary business		Capital	Percentage of ownership (%)	Location
China	Samsung Electronics Hong Kong Co., Ltd. (SEHK)	Semiconductor sales	₩	64,290	100.00	Hong Kong
	Samsung Electronics Taiwan Co., Ltd. (SET)	Semiconductor sales and sale of electronic goods		43,635	99.99	Taiwan
	Samsung Electronics Huizhou Co., Ltd. (SEHZ)	A/V manufacturing		75,523	99.56	China
	Shandong-Samsung Telecommunication Co., Ltd. (SST)	Telecom system (PABX) manufacturing and sales		41,986	100.00	China
	Samsung Electronics Suzhou Semiconductor Co.,Ltd. (SESS)	Semiconductor manufacturing		126,130	100.00	China
	Souzhou Samsung Electronics Co., Ltd. (SSEC)	Home appliances manufacturing and sales		90,391	88.28	China
	Samsung (China) Investment Co., Ltd. (SCIC)	Holding company and sales		77,019	100.00	China
	Tianjin Samsung Electronics Co., Ltd. (TSEC)	VCR manufacturing and sales		90,190	91.07	China
	Tianjin Samsung Electronics Display Co., Ltd. (TSED)	Monitor manufacturing		53,148	79.95	China
	Tianjin Tongguang Samsung Electronics Co., Ltd. (TTSEC)	CTV manufacturing		102,447	96.02	China
	Tianjin Samsung Telecom Technology Co., Ltd. (TSTC)	HHP manufacturing		74,347	89.00	China
	Samsung Electronics Suzhou LCD Co., Ltd. (SESL)	LCD manufacturing		132,129	100.00	China
	Samsung Electronics Suzhou Computer Co., Ltd. (SESC)	Computer manufacturing		33,201	100.00	China
	Shenzhen kejian Samsung Mobile Telecom Technology Co., Ltd. (SSKMT)	HHP manufacturing		46,128	60.00	China
	Shanghai Samsung Semiconductor Co., Ltd. (SSS)	Semiconductor sales		2,296	100.00	China
	Samsung Electronics Hainan Fiberoptics Co., Ltd. (SEHF)	Optical cable manufacturing		16,104	100.00	China

Subsidiaries excluded from the consolidated financial statements as of December 31, 2004, are as follows:

(in millions of Korean won)

Area	Subsidiaries	Primary business		Capital	Percentage of ownership (%)	Location
Korea	International Cyber Marketing Co., Ltd	Internet game service	₩	4,148	45.00	Korea
	SEHF Korea Co., Ltd	Optical cable manufacturng		1,814	100.00	Korea
America	Kdns America Inc.	Semiconductor equipment manufacturing		495	100.00	U.S.A
	NewCo3	Holding company		31	100.00	U.S.A
	Samsung Electronics Chile Ltda.	Marketing and Service		739	99.99	Chile
Europe	Samsung Russia Service Center, Ltd.	Service		585	100.00	Russia
	Samsung Electronics Moscow Co., Ltd.	Service		-	100.00	Russia
	Samsung-Crosna Joint Stock Company	Telecom (Exchanger)		390	67.00	Russia
	S.G.M. Ltd. Moscow Russian Federation	Service		1,509	100.00	Russia
	Samsung Electronics Austria Gmbh	Marketing		1,114	100.00	Austria
	Samsung Electronics Manufacturing (UK) Ltd.	Electronic goods manufacturing		57,894	100.00	U.K.
Asia	Samsung Malaysia Electronics SDN BHD	Marketing		574	100.00	Malaysia
China	Beijing Samsung Telecommunication Technology Research	Research		4,655	100.00	China
	Samsung Electronics (China) R&D Center	Research		1,636	100.00	China
	International View Technology Co., Ltd.	Service		239	99.90	Taiwan
	Samsung Semiconductor China R&D., Ltd.	Research and development		1,794	100.00	China
	Hangzhou Samsung Eastcom Network Technology Co., Ltd.	Manufacturing and sales		2,610	70.00	China

In accordance with consolidation accounting standards generally accepted in the Republic of Korea, the financial statements of the above subsidiaries are excluded from the consolidated financial statements as their total assets at the end of the prior fiscal year end were less than ₩7,000 million, or were in the process of liquidation.

Changes in Subsidiaries Consolidated

(a) Details of subsidiaries newly included in the consolidated financial statements for the year ended December 31, 2004, are as follows:

Location	Name of Subsidiaries	Remark
Asia	PT Samsung Telecommunication Indonesia (STIN)	Increase in assets
Europe	Closed Joint Stock Company Samsung Electronics Russia (SER)	Increase in assets
Korea	S-LCD Corporation	Foundation
China	Samsung Electronics Hainan Fiberoptics Co., Ltd. (SEHF)	Foundation

(b) Details of subsidiaries excluded from the consolidated financial statements for the year ended December 31, 2004, are as follows:

Area	Name of subsidiaries	Remark
Europe	Samsung Electronics Manufacturing (UK) Ltd. (SEMUK)	In the process of liquidation

(c) Samsung Card and Samsung Capital were merged on February 1, 2004.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. SKFAS No. 2 through No. 9 became effective on January 1, 2003. In addition, the Company opted for an early adoption of SKFAS No. 10, *Inventories*, for the fiscal year 2003. And as SKFAS No. 12 and 13 became applicable to the Company in January 1, 2004, the Company adopted these statements in its financial statements as of and for the year ended December 31, 2004.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Principles of Consolidation

All significant intercompany transactions and balances have been eliminated in consolidation. The Company records differences between the investment account and corresponding capital account of subsidiaries as a goodwill or a negative goodwill, and such differences are amortized over five years using the straight-line method. However, differences which occur from additional investments acquired in consolidated subsidiaries are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations. In accordance with accounting principles generally accepted in the Republic of Korea, minority interest in consolidated subsidiaries is presented as a component of shareholders' equity in the consolidated balance sheet.

Cash and Cash Equivalents, and Short-Term Financial Instruments

Cash and cash equivalents include cash on hand and in bank accounts, with original maturities of three months or less. Investments which are readily convertible into cash within four to 12 months of purchase are classified in the balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Marketable Securities

Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Trading securities are classified as current assets; while available-for-sale securities and held-to-maturity securities are classified as long-term investments, except that those securities that mature or are certain to be disposed of within one year are classified as current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in a separate component of shareholders' equity as capital adjustments, which are to be included in current operations upon the disposal or impairment of the securities. In the case of available-for-sale debt securities, the difference between the acquisition cost after amortization, using the effective interest rate method, and the fair value is reported as a capital adjustment.

Impairment resulting from the decline in realizable value below the acquisition cost, net of amortization, are included in current operations.

Equity-Method Investments

In the consolidated financial statements of the Company, investments in business entities in which the Company has a control or the ability to exercise a significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits resulting from intercompany transactions of inventories and property, plant and equipment are fully eliminated.

Differences between the investment account and corresponding capital account of the investee at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments after the Company has significant influence in its investees are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expenses are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials-in-transit which are stated at actual cost as determined using the specific identification method. Losses on valuation of inventories and losses on inventory obsolescence are recorded as part of cost of sales.

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to other capital surplus or transferred to common stock. A new basis for calculating depreciation is established for revalued assets.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Estimated useful lives
Buildings and auxiliary facilities	15, 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

Maintenance and Repairs

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related assets are capitalized.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

	Estimated useful lives
Goodwill	5 years
Intellectual property rights	10 years
Other intangible assets	5 years

Discounts and Premiums on Debentures

The difference between the face amount and the proceeds upon the issuance of a debenture is treated as either a discount or premium of the debenture, which is amortized over the term of the debenture using the effective interest rate method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face amount of the debenture. Amortization of the discount or premium is treated as part of interest expense.

Convertible Bonds

The Company separately recognizes the value of conversion rights when issuing convertible bonds. The conversion rights compensation, which is calculated by deducting the present value of general bonds from the issue price of convertible bonds, is stated capital surplus. The conversion rights adjustment is deducted from the par value and the put premium is added to the par value of convertible bonds. Amortization of the conversion right adjustment is treated as part of interest expense over the term of the bonds using effective interest rate method.

However, for convertible bonds issued before December 31, 2002, the previous standard is applied.

Stock and Debenture Issuance Costs

Stock issuance costs are charged directly to paid-in capital in excess of par value. Debenture issuance costs are recorded as a reduction of the proceeds from the issuance of the debenture.

Government Grants

Government grants received for the development of certain technologies are recorded as accrued income, and offset against relevant development costs as they occur.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the SEC, its Korean subsidiaries and certain foreign subsidiaries, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

A portion of the accrued severance benefits of domestic companies is funded through a group severance insurance plan with Samsung Life Insurance Co., Ltd., and the amounts funded under this insurance plan are presented as a deduction to the accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the companies.

SEC and its Korean subsidiaries have made deposits to the National Pension Fund in accordance with the National Pension Funds Law. The use of the deposits is restricted to the payment of severance benefits.

Foreign Currency Translation
Assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected in income for the period.

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Translation of Foreign Operations
Accounts of foreign subsidiaries are maintained in the currencies of the countries in which they operate. In translating the foreign currency financial statements of these subsidiaries into Korean won, income and expenses are translated at the average rate for the year and assets and liabilities are translated at the rate prevailing on the balance sheet date. Resulting translation gains or losses are recorded as a cumulative translation adjustment presented as part of shareholders' equity.

Income Tax Expense
Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Long-Term Receivables and Payables
Long-term receivables and payables that have no stated interest rate or whose interest rate is different from the market rate are recorded at their present values. The difference between the nominal value and present value of the long-term receivables and payables is amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Stock-Based Compensation
The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders' equity as other capital adjustments.

Earnings Per Share
Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated by using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of convertible bonds.

Product Warranties
The Company accrues the estimated cost of warranty including future repairs and other services at the time of sale.

Derivative Instruments

Derivative financial instruments for trading or hedging purpose are valued at estimated market price with the resulting unrealized gains or losses recognized in the current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders' equity.

All derivative instruments are accounted for at fair value with the resulting valuation gain or loss recorded as an asset or liability. If the derivative instrument is not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change. Fair value hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk.

The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of the gain or loss recorded as a capital adjustment is reclassified to current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recognized as a capital adjustment is added to or deducted from the asset or the liability.

Asset Impairment

When the book value of an asset is greater than its recoverable value due to obsolescence, physical damage or the abrupt decline in the market value of the asset, the decline in value, if material, is deducted from the book value and recognized as an asset impairment loss in the current period.

3. United States dollar Amounts

SEC and its Korean subsidiaries operate primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩1,043 to US$1, the exchange rate in effect on December 31, 2004. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2003 U.S. dollar amounts, which were previously expressed at ₩1,197 to US$1, the rate in effect on December 31, 2003, have been restated to reflect the exchange rate in effect on December 31, 2004.

4. Cash and Cash Equivalents and Financial Instruments

As of December 31, 2004, bank deposits amounting to ₩67,895 million (2003: ₩138,631 million) are subject to withdrawal restrictions in relation to short-term borrowings, long-term debt and government-sponsored research and development projects, and other activities.

5. Short-Term Available-For-Sale Securities and Short-Term Held-To-Maturity Securities

Short-term available-for-sale securities as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)		**2004**		**2003**
Beneficiary certificates (A)	₩	1,958,811	₩	1,983,232
Financial institution bonds (B)		644,655		734,027
Listed stocks (C)		181,511		-
Others		-		16
	₩	2,784,977	₩	2,717,275

(A) An impairment of the short-term available-for-sale securities accounting to ₩4,140 million was recognized for the year ended December 31, 2003.

(B) Interest income amounting to ₩2,787 million computed based on documentation sent by the financial institutions is included in financial institution bonds.

(C) The Company holds 3,190,000 shares of SK Corp. with the percentage of ownership of 2.45%.

Short-term held-to-maturity securities as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)		**2004**		**2003**
Government and public bonds	₩	152	₩	70
Financial institution bonds		29,593		-
Subordinated securities		53,294		78,134
	₩	83,039	₩	78,204

6. Accounts and Notes Receivable

Accounts and notes receivable and their allowance for doubtful accounts as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)		2004		2003
Trade accounts and notes receivable	₩	6,812,457	₩	6,389,933
Less: Allowance for doubtful accounts		(38,065)		(74,491)
	₩	6,774,392	₩	6,315,442
Other accounts and notes receivable	₩	1,171,451	₩	942,535
Less: Allowance for doubtful accounts		(28,027)		(32,483)
	₩	1,143,424	₩	910,052

The outstanding balance of trade accounts and notes receivable sold to financial institutions as of December 31, 2004 and 2003, are as follows (Note 18):

(in millions of Korean won)		2004		2003
Asset-backed securities with limited recourse	₩	816,252	₩	2,327,225
Trade accounts receivable with recourse		417,847		844,601
Trade accounts receivable without recourse		1,289,622		1,452,720
	₩	2,523,721	₩	4,624,546

Accounts that are valued at present value under rescheduled payment and long-term installment transactions, including current portions, are as follows:

(in millions of Korean won) Accounts	Face Value	Discount	Present Value	Period	Weighted-Average Interest Rate (%)
Long-term loans, and others	₩ 29,593	₩ 5,824	₩23,769	2003.7 ~ 2010.9	4.0 ~ 7.6
Long-term payables	215,405	24,533	190,872	2000.12 ~ 2014.8	3.8 ~ 8.0

7. Inventories

Inventories as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)		2004		2003
Finished goods and merchandise	₩	1,790,802	₩	1,452,696
Semi-finished goods and work-in-process		1,642,951		1,238,683
Raw materials and supplies		1,546,595		1,356,457
Materials-in-transit		823,298		733,369
	₩	5,803,646	₩	4,781,205

Inventories are insured against fire and other casualty losses up to ₩4,576,957 million as of December 31, 2004. As of December 31, 2004, land and construction in-progress held for resale amounting to ₩25,931 million are included in the finished goods and merchandise accounts.

Losses on valuation of inventories, whose cost are below net realizable value, for the year ended December 31, 2004, amounted to ₩90,106 million (2003: ₩95,077 million).

8. Financing Receivables

Financing receivables of the consumer financing subsidiary, Samsung Card, as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

Accounts		2004		2003 [1]
Short-term financing receivables				
Credit card assets	₩	3,063,391	₩	6,397,155
Lease assets		112,765		98,310
Installment finance		706,614		746,862
General loans		1,593,125		3,073,196
Others		1,854		1,856
		5,477,749		10,317,379
Allowance for doubtful accounts		(601,508)		(1,150,097)
		4,876,241		9,167,282
Long-term financing receivables				
Credit card assets		2,885,172		774,815
Lease assets		486,634		382,309
Installment finance		734,894		836,480
General loans		1,308,150		1,486,207
Others		1,791		2,087
		5,416,641		3,481,898
Accumulated depreciation		(95,131)		(48,538)
Discount on present value		-		(56)
Allowance for doubtful accounts		(618,641)		(240,159)
		4,702,869		3,193,145
	₩	9,579,110	₩	12,360,427

[1] Samsung Capital amounts included as of December 31, 2003.

The outstanding balance of financing receivables sold to financial institutions as of December 31, 2004 and 2003, are as follows (Note 18):

(in millions of Korean won)		2004		2003
Asset-backed securities	₩	5,369,189	₩	10,901,844
Financing receivables		57,257		202,230
	₩	5,426,446	₩	11,104,074

Samsung Card Co., Ltd. have agreements with various financial institutions to sell certain eligible financing receivables, subject to recourse. Payments of the sold accounts receivable are collected by the consumer financing subsidiaries, and the collections are transferred to the buyers on predetermined dates. These transactions were accounted for as sales and as a result, the related receivables in an aggregate amount of ₩57,257 million (2003:₩202,230 million) have been excluded from the accompanying consolidated balance sheets as of December 31, 2004.

In addition, Samsung Card Co., Ltd. have entered into agreements ("Receivables Sale Agreements") with several financial institutions, whereby they will sell certain eligible financing receivables in accordance with the Act on Asset Backed Securitization of the Republic of Korea (the "ABS Act"). Pursuant to the Receivables Sale Agreements, Samsung Card Co., Ltd. formed Special Purpose Entities ("SPEs"), which were formed for the sole purpose of buying receivables generated by the consumer financing subsidiary. Under the Receivables Sale Agreements, Samsung Card Co., Ltd., irrevocably and with limited recourse, transfer certain eligible financing receivables to the SPEs. Under the accounting principles generally accepted in the Republic of Korea, these SPEs are not required to be included in the consolidated financial statements.

These transactions are accounted for as a sale of receivables and as a result, the related receivables in an aggregate amount of ₩5,369,189 million (2003: ₩10,901,844 million) have been excluded from the accompanying consolidated balance sheets as of December 31, 2004.

9. Long-Term Available-For-Sale Securities and Long-Term Held-To-Maturity Securities

(1) Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	Detail	2004 Recorded book value	2003 Recorded book value
Fair-value investments	(1)	₩ 794,716	₩ 887,620
Cost-method investments	(2)	457,800	336,362
Beneficiary certificates and others	(3)	787,474	1,115,495
Funds	(4)	363	6,738
		₩ 2,040,353	₩ 2,346,215

1) Fair-value investments

Fair-value investments as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won, except for the number of shares owned and percentage of ownership)

	2004					2003
	Number of shares owned	Percentage of ownership (%)	Acquisition cost	Market value	Recorded book value	Recorded book value
Samsung Heavy Industries Co., Ltd.	40,675,641	17.61	₩ 258,299	₩262,765	₩ 262,765	₩ 268,052
Samsung Fine Chemicals Co., Ltd.	2,969,730	11.51	61,375	52,861	52,861	48,555
The Shilla Hotels & Resorts	2,529,580	6.35	18,605	15,860	15,860	13,887
Cheil Communications Inc.	259,949	5.65	25,737	39,122	39,122	44,971
Dacom Corporation	365,367	0.72	20,836	1,816	1,816	31,095
Hanaro Telecom, Inc.	4,444,497	0.96	40,306	14,289	14,289	76,866
Samsung Fire&Marine Insurance	2,298,377	4.70	90,443	187,318	187,318	157,439
Samsung Securities Co., Ltd.	3,143,194	4.70	57,347	78,894	78,894	80,152
S1 Corporation	725,060	1.91	16,207	26,465	26,465	17,039
Samsung Engineering Co., Ltd.	704,104	1.76	9,018	5,253	5,253	2,852
Cheil Industries	2,449,713	4.90	18,339	39,073	39,073	42,380
Saehan Media	700,091	2.23	1,451	1,197	1,197	1,124
Korea Information Service Inc.	107,603	2.26	797	2,120	2,120	4,250
Hynix Semiconductor Inc.	682,382	0.15	7,400	7,950	7,950	1,776
SANYO	10,000,000	0.53	47,975	35,827	35,827	62,698
Tomen device Corp.	832,000	12.23	1,144	16,134	16,134	15,277
Others			4,939	7,772	7,772	19,207
			₩ 680,218	₩794,716	₩ 794,716	₩ 887,620

For the year ended December 31, 2004, unrealized holding losses on fair-value investments amounted to ₩97,125 million (2003: ₩97,693 million), which were recorded in a separate component of shareholders' equity as other capital adjustments. As of December 31, 2004, the accumulated impairment losses, except for the amount of the investments disposed of during the year ended December 31, 2004, amounted to ₩43,750 million. As the Company determined that the decline in the fair value of its investments in Dacom Corporation and Hanaro Telecom, Inc. would not be recoverable, it recorded an impairment loss of ₩330,567 million under non-operating expenses for the year ended December 31, 2003. The total amount of impairment loss for long-term available-for-sale securities that the Company recorded for the year ended December 31, 2003 was ₩331,711 million.

2) Cost-method investments

Cost-method investments as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won, except for the number of shares owned and percentage of ownership)

	2004					2003
	Number of shares owned	Percentage of ownership (%)	Acquisition cost	Net book value	Recorded book value	Recorded book value
Samsung Petrochemical Co., Ltd.	514,172	12.96	₩ 8,040	₩ 34,258	₩ 8,040	₩ 8,040
Samsung General Chemicals Co., Ltd.	1,914,251	3.91	19,143	22,512	13,865	13,865
Kihyup Technology Banking Corporation	1,000,000	17.24	5,000	5,622	5,000	5,000
Pusan Newport Co., Ltd.	1,135,307	1.91	5,676	8,269	5,676	5,676
Samsung Venture Investment Corporation	980,000	16.33	4,900	5,578	4,900	4,900
Samsung Life Insurance	131,588	0.66	92,112	52,698	92,112	92,112
Bluebird Soft Inc.	140,000	17.00	10,199	2,441	2,441	10,199
Alticast Corporation	1,650,000	11.96	8,250	531	482	482
iMarketKorea Inc.	380,000	13.90	1,900	4,605	1,900	1,900
Cyberbank, Co.	1,082,500	7.46	8,000	777	777	2,707
SkyLife Broadcasting	600,000	0.68	3,344	250	3,344	3,344
Renault Samsung Motors	17,512,000	19.90	87,560	114,251	87,560	87,560
A-CASH Inc.	395,250	19.71	1,976	-	-	1,976
TU Media Corp.	1,820,000	7.00	9,100	8,954	9,100	9,100
International Cyber Marketing, Inc	450,000	45.00	1,166	1,867	1,166	1,166
Symbian Ltd.	10,359,926	4.50	31,839	190	31,839	31,839
Beijing T3G Technology Co., Ltd.	-	19.20	6,327	6,327	6,327	5,638
MasterCard International Inc.	886,968	0.89	13,320	7,592	13,320	13,320
Samsung Electronics Manufacturing (UK) Ltd.	56,730,000	100.00	113,971	57,894	50,641	-
Bad bank Harmony	7,805,500	2.85	78,055	78,055	78,055	-
Others			71,503	39,487	41,255	37,538
			₩ 581,381	₩452,158	₩ 457,800	₩ 336,362

As of December 31, 2004, certain investments, including International Cyber Marketing, Inc., were not valued using the equity method, due to the immateriality of their net asset values.

The decline in realizable value below the acquisition cost of cost-method investments amounted to ₩13,651 million (2003: ₩7,368 million) for the year ended December 31, 2004. However, the Company did not adjust their carrying values to their net asset values, as their net asset values are likely to recover in subsequent periods.

As of December 31, 2004, the Company's investments in Pusan Newport Co., Ltd. were pledged as collateral in connection with the investee's debt.

3) Beneficiary certificates and others

Beneficiary certificates and others as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won, except for annual interest rates)

	2004				2003
	Annual interest rates (%)	Acquisition cost	Market value or net book value	Recorded book value	Recorded book value
Class II beneficiary certificates	-	₩ 571,305	₩ 571,305	₩ 571,305	₩ 508,104
ABS senior securities	5.5 - 7.6	11,000	11,506	11,506	195,878
ABS subordinated securities	18 - 20	200,423	200,423	200,423	410,982
Government and public bonds	2.5 - 5.0	4,304	4,240	4,240	531
		₩ 787,032	₩ 787,474	₩ 787,474	₩1,115,495

Class II beneficiary certificates were acquired in relation to asset-backed securitization and were recorded at cost.

The above subordinated securities are subordinated securities from the special purpose entities where Samsung Card obtained senior securities. Samsung Card has classified subordinated securities for the special purpose entities subject to early liquidation as available-for-sale securities. However, other subordinated securities for the entities, whose early liquidation is uncertain, have been classified as held-to-maturity securities.

As of December 31, 2004, the difference in acquisition cost and fair value of beneficiary certificates from the long-term available-for-sale securities amounted to ₩227 million (2003: ₩172 million), was recorded as capital adjustments. In relation to beneficiary certificates above, an impairment loss of ₩11,838 million was recorded as non-operating expenses for the year ended December 31, 2004.

The maturities of beneficiary certificates and others as of December 31, 2004, consist of the following:

(in millions of Korean won)

	Recorded book value				
Maturity	**Class Ⅱ beneficiary certificates**	**ABS senior securities**	**ABS subordinated securities**	**Government and public bonds**	**Total**
From one year to five years	₩ 571,305	₩ 11,506	₩ 200,423	₩ 3,274	₩ 786,508
More than five years to ten years	-	-	-	966	966
	₩ 571,305	₩ 11,506	₩ 200,423	₩ 4,240	₩ 787,474

4) Funds

Funds as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)

	2004			2003
	Acquisition cost	**Net book value**	**Recorded book value**	**Recorded book value**
Securities market stabilization fund	₩ -	₩ -	₩ -	₩ 6,369
Korea Software Industry Association	150	170	150	150
Korea Telecommunication Technology Association and others	213	213	213	219
	₩ 363	₩ 383	₩ 363	₩ 6,738

(2) Long-Term Held-To-Maturity Securities

Long-term held-to-maturity securities as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won, except for annual interest rates)

	2004			2003
	Annual interest rates (%)	Acquisition cost	Recorded book value	Recorded book value
Government and public bonds	3.0 - 6.0	₩ 706	₩ 706	₩ 815
Beneficiary certificates	-	-	-	227,744
ABS subordinated securities	5.5 - 30.0	1,351,227	966,613	1,804,089
		₩ 1,351,933	₩ 967,319	₩ 2,032,648

As of December 31, 2004, the subsidiaries determined that the decline in the value of certain ABS senior securities would not be recoverable, and charged the related impairment losses of ₩109,267 million (2003: ₩2,395 million), to current operations as non-operating expenses for the year ended December 31, 2004.

The maturities of long-term held-to-maturity securities as of December 31, 2004, consist of the following:

(in millions of Korean won)

	Recorded book value		
Maturity	Government and public bonds	ABS subordinated securities	Total
From one year to five years	₩ 658	₩ 789,468	₩ 790,126
More than five years to ten years	48	177,145	177,193
	₩ 706	₩ 966,613	₩ 967,319

10. Equity-Method Investments

Equity-method investments as of December 31, 2004, consist of the following:

(in millions of Korean won, except for the number of shares owned and percentage of ownership)

	Number of shares owned	Percentage of ownership (%)	Acquisition cost	Market value (net book value)	Recorded book value
Samsung SDI Co., Ltd.	9,282,753	19.68	₩ 423,722	₩ 848,076	₩ 824,283
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.80	359,237	374,844	374,715
Samsung Techwin Co., Ltd.	19,604,254	25.46	211,726	165,411	163,325
Seoul Commtech Co., Ltd.	3,933,320	35.75	8,392	35,361	34,771
Samsung Economic Research Institute	3,576,000	29.80	17,880	18,220	18,200
Samsung SDS Co., Ltd.	11,977,770	21.27	12,753	70,754	47,284
Samsung Networks	23,955,550	23.07	5,214	28,970	27,364
Samsung Corning Co., Ltd.	3,665,708	45.29	94,263	357,278	351,022
Samsung Lions Co., Ltd.	55,000	27.50	275	-	-
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	40,468	40,458
Samsung Corning Precision Glass Co., Ltd.	1,021,654	41.85	116,140	451,076	448,849
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	91,226	87,483
Samsung Everland	641,123	25.64	64,112	249,690	270,313
Allat Corporation	300,000	30.00	1,500	1,939	1,785
Bokwang FUND I	750	50.00	7,500	7,625	7,614
Bokwang FUND V	500	83.33	5,000	5,182	5,182
Bokwang FUND X	900	81.82	9,000	6,662	6,662
SVIC FUND I	179	99.44	17,900	4,030	4,249
SVIC FUND II	297	99.00	29,700	29,411	29,411
SVIC FUND III	198	99.00	19,800	23,557	23,557
SVIC FUND IV	985	65.67	98,500	81,325	81,325
SVIC FUND V	297	99.00	29,700	12,109	12,109
Samsung SDI (M) SDN BHD	38,595,040	25.00	19,408	58,244	57,387
Skyworld Corporation	530,000	25.00	1,801	1,225	1,225
Samsung Electro-Mechanics Thailand Co., Ltd.	106,062,500	25.00	3,643	13,679	13,654
Syrian-Korean Telecommunication Equipment Manufacturing Establishment Co., Ltd.	-	49.00	2,061	3,852	3,852
Shanghaibell Samsung Mobile Communications Co., Ltd.	-	49.00	7,742	9,433	13,799
TSST Japan Co., Ltd	294	49.00	150,451	49,061	107,891
			₩ 1,869,620	₩ 3,038,708	₩ 3,057,769

Equity-method investments as of December 31, 2003, consisted of the following:

(in millions of Korean won, except for the number of shares owned and percentage of ownership)

	Number of shares owned	Percentage of ownership (%)	Acquisition cost	Market value (net book value)	Recorded book value
Samsung SDI Co., Ltd.	9,282,753	20.90	₩ 423,722	₩ 803,867	₩ 787,313
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.93	359,237	385,899	391,311
Samsung Techwin Co., Ltd.	19,604,254	26.28	211,726	158,407	170,212
Seoul Commtech Co., Ltd.	3,933,320	35.75	8,392	31,313	31,543
Samsung Economic Research Institute	3,576,000	29.80	17,880	18,177	18,141
Samsung SDS Co., Ltd.	11,977,770	21.27	12,753	56,819	43,294
Samsung Networks	23,955,550	23.07	5,214	23,976	21,188
Samsung Corning Co., Ltd.	3,665,708	45.29	94,230	343,086	338,460
Samsung Lions Co., Ltd.	55,000	27.50	275	-	-
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	40,375	39,935
Samsung Corning Precision Glass Co., Ltd.	1,021,654	41.85	116,140	271,514	276,867
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	93,808	60,018
Samsung Everland Co., Ltd.	641,123	25.64	64,112	309,926	326,872
Allat Corporation	300,000	30.00	1,500	1,700	1,820
Bokwang FUND Ⅴ	500	83.33	5,000	4,922	4,922
Bokwang FUND Ⅹ	900	81.82	9,000	6,896	6,896
SVIC FUND Ⅰ	179	99.44	17,900	3,761	3,990
SVIC FUND Ⅱ	297	99.00	29,700	26,958	26,958
SVIC FUND Ⅲ	198	99.00	19,800	25,249	25,249
SVIC FUND Ⅳ	985	65.67	98,500	90,356	90,356
SVIC FUND Ⅴ	297	99.00	29,700	17,905	17,905
Samsung SDI (M) SDN BHD	38,595,040	25.00	21,409	86,724	100,098
Skyworld Corporation	530,000	25.00	1,987	751	1,546
Samsung Electro-Mechanics Thailand Co., Ltd.	106,062,500	25.00	4,019	15,846	17,516
Syrian-Korean Telecommunication Equipment Manufacturing Establishment Co., Ltd.	-	49.00	2,061	4,417	4,417
Shanghaibell Samsung Mobile Communications Co., Ltd.	-	49.00	7,742	8,181	3,859
			₩ 1,714,199	₩ 2,830,833	₩ 2,810,686

Changes in goodwill (negative goodwill) for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

	2004				2003			
	Balance at beginning of year	**Increase (decrease)**	**Amortization (reversal)**	**Balance at end of year**	**Balance at beginning of year**	**Increase (decrease)**	**Amortization (reversal)**	**Balance at end of year**
Samsung Techwin Co., Ltd.	₩ 12,845	₩ -	₩ 12,845	₩ -	₩ 26,858	₩ -	₩ 14,013	₩ 12,845
Samsung Corning Precision Glass Co., Ltd.	16,983	-	9,263	7,720	26,246	-	9,263	16,983
Samsung SDI Co., Ltd.	8,081	-	6,927	1,154	15,007	-	6,926	8,081
Samsung Electro-Mechanics Co., Ltd.	9,778	-	5,980	3,798	14,637	-	4,859	9,778
Samsung Everland Co., Ltd.	(5,017)	-	(5,017)	-	(10,076)	-	(5,059)	(5,017)
Samsung Networks	(1,670)	-	(1,431)	(239)	(3,102)	-	(1,432)	(1,670)
Samsung SDS Co., Ltd.	1,669	-	1,431	238	3,100	-	1,431	1,669
Samsung Corning Co., Ltd.	1,003	-	1,003	-	2,506	-	1,503	1,003
Seoul Commtech Co., Ltd.	544	-	431	113	980	-	436	544
Allat Corporation	(289)	-	(136)	(153)	(389)	-	(100)	(289)
TSST Japan Co., Ltd.	-	70,597	11,766	58,831	-	-	-	-
Others	41	(13)	8	20	371	50	380	41
	₩ 43,968	₩ 70,584	₩ 43,070	₩ 71,482	₩ 76,138	₩ 50	₩ 32,220	₩ 43,968

Information relating to the elimination of unrealized gains and losses as of December 31, 2004 and 2003, are as follows[1]:

(in millions of Korean won)	2004			2003		
	Inventories	**Property, plant and equipment and intangible assets**	**Total**	**Inventories**	**Property, plant and equipment and intangible assets**	**Total**
Samsung Thales Co., Ltd.	₩ (445)	₩ 30,520	₩ 30,075	₩ (651)	₩ 30,474	₩ 29,823
Samsung SDI Co., Ltd.	128	(113)	15	(6,706)	259	(6,447)
Samsung Electro-Mechanics Co., Ltd.	883	157	1,040	5,047	1,867	6,914
Samsung Corning Precision Glass Co., Ltd.	(787)	2,470	1,683	(1,825)	2,501	676
Samsung Corning Co., Ltd.	(222)	11	(211)	(3,966)	53	(3,913)
Samsung SDS Co., Ltd.	(2,294)	(6,137)	(8,431)	(259)	(3,374)	(3,633)
Seoul Commtech Co., Ltd.	(39)	(155)	(194)	(6)	(35)	(41)
Samsung Networks	5	(256)	(251)	80	(444)	(364)
Samsung Techwin Co., Ltd.	(588)	(11)	(599)	202	63	265
Shanghaibell Samsung Mobile Communications Co.,Ltd.	1,316	(321)	995	(4,322)	-	(4,322)
Others	430	18	448	(333)	(437)	(770)
	₩ (1,613)	₩ 26,183	₩ 24,570	₩ (12,739)	₩ 30,927	₩ 18,188

[1] Amounts on the table are recognized gains and losses from the elimination of unrealized gains and losses for the years ended December 31, 2004 and 2003.

The following table reconciles the difference between the book values recorded for the equity-method investments at the beginning and at the end of the years ended December 31, 2004 and 2003:

(in millions of Korean won)

	2004				2003			
	Balance at beginning of year	Earnings (losses) from equity -method investments	Other increase (decrease)	Balance at end of year	Balance at beginning of year	Earnings (losses) from equity -method investments	Other increase (decrease)	Balance at end of year
Samsung SDI Co., Ltd.	₩ 787,313	₩ 161,607	₩ (124,637)	₩ 824,283	₩ 648,789	₩ 109,508	₩ 29,016	₩ 787,313
Samsung Electro-Mechanics Co., Ltd.	391,311	24,130	(40,726)	374,715	444,911	(50,496)	(3,104)	391,311
Samsung Corning Co., Ltd.	338,460	46,431	(33,869)	351,022	360,733	(2,334)	(19,939)	338,460
Samsung Everland Co., Ltd.	326,872	11,899	(68,458)	270,313	216,072	23,166	87,634	326,872
Samsung Corning Precision Glass Co., Ltd.	276,867	236,175	(64,193)	448,849	179,758	118,494	(21,385)	276,867
Samsung Techwin Co., Ltd.	170,212	(5,906)	(981)	163,325	172,224	(2,355)	343	170,212
Samsung SDI (M) SDN BHD	100,098	13,600	(56,311)	57,387	82,960	9,937	7,201	100,098
Samsung Thales Co., Ltd.	60,018	27,237	228	87,483	37,541	22,477	-	60,018
MEMC Electronic Materials Korea, Inc.	39,935	5,707	(5,184)	40,458	36,397	6,538	(3,000)	39,935
Samsung SDS Co., Ltd.	43,294	12,609	(8,619)	47,284	36,346	8,201	(1,253)	43,294
TSST Japan Co., Ltd.	-	(41,776)	149,667	107,891	-	-	-	-
Others	276,306	3,907	4,546	284,759	295,869	3,628	(23,191)	276,306
	₩2,810,686	₩ 495,620	₩ (248,537)	₩3,057,769	₩2,511,600	₩ 246,764	₩ 52,322	₩2,810,686

11. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2004 and 2003, and its movements for the years then ended, consist of the following:

(in millions of Korean won)	Land	Buildings and structures	Machinery and equipment	Construction-in-progress	Others	Total
Balance at December 31, 2003	₩ 2,169,558	₩ 4,292,297	₩10,569,971	₩ 1,403,902	₩1,034,604	₩19,470,332
Acquisition	1,618	74,287	689,671	9,360,985	370,643	10,497,204
Transfer	209,629	1,037,375	5,610,612	(7,037,642)	180,026	-
Disposal	(68,743)	(188,471)	(172,483)	-	(34,891)	(464,588)
Depreciation	-	(271,273)	(4,390,702)	-	(406,113)	(5,068,088)
Others	(38,766)	(92,738)	(118,221)	(182,014)	(40,725)	(472,464)
Balance at December 31, 2004	₩ 2,273,296	₩ 4,851,477	₩12,188,848	₩ 3,545,231	₩1,103,544	₩23,962,396

(in millions of Korean won)	Land	Buildings and structures	Machinery and equipment	Construction-in-progress	Others	Total
Balance at December 31, 2002	₩ 2,107,887	₩ 3,823,629	₩ 8,094,818	₩ 1,322,391	₩ 928,544	₩16,277,269
Acquisition	16,912	82,076	391,110	6,485,253	725,403	7,700,754
Transfer	60,949	711,070	5,723,791	(6,363,527)	(132,283)	-
Disposal	(12,156)	(84,123)	(100,551)	-	(62,246)	(259,076)
Depreciation	-	(240,036)	(3,543,542)	-	(420,788)	(4,204,366)
Others	(4,034)	(319)	4,345	(40,215)	(4,026)	(44,249)
Balance at December 31, 2003	₩ 2,169,558	₩ 4,292,297	₩10,569,971	₩ 1,403,902	₩1,034,604	₩19,470,332

In accordance with the Asset Revaluation Law, on January 1, 1980, 1982, 1998 and April 1, 1999, SEC revalued a substantial portion of its property, plant, equipment and investments in equity securities by ₩3,051,612 million. The remaining revaluation increments amounting to ₩1,212,641 million, net of revaluation tax, credits to deferred foreign currency translation losses and others, were credited to capital surplus, a component of shareholders' equity.

In addition, on October 1, 2000, Samsung Kwangju Electronics Co., Ltd. revalued a substantial portion of its property, plant and equipment by ₩63,326 million. The revaluation increment of ₩62,145 million, net of revaluation tax of ₩1,181 million, was credited to capital surplus.

As of December 31, 2004, certain portion of the Company's property, plant and equipment, up to a maximum of ₩1,034,472 million (including US$ 458,270 thousand), were used as collaterals for various loans from Korea Development Bank, which have been repaid as of December 31, 2004 (Notes 14 and 15).

As of December 31, 2004, certain portion of domestic and overseas subsidiaries' property, plant and equipment, up to a maximum of ₩84,145 million, and ₩26,802 million (equivalent to US$ 25,676 thousand), respectively, is pledged as collaterals for various loans from financial institutions.

As of December 31, 2004, property, plant, equipment are insured against fire and other casualty losses, and business interruption losses of up to ₩45,804,561 million and ₩17,782,300 million, respectively. Financial institutions, including Korea Development Bank, are the beneficiaries for the insurance benefits of up to ₩737,905 million, held as collateral for borrowings.

As of December 31, 2004, the value of land owned by SEC and its Korean subsidiaries based on the posted price issued by the Korean tax authority amounted to ₩2,051,313 million (2003: ₩1,621,798 million).

As of December 31, 2004, Samsung Card Co., Ltd., an SEC subsidiary, has recorded ₩297,538 million (2003: ₩204,712 million) of operating lease assets and prepaid finance lease assets acquired through the lease financing business (Notes 8 and 18).

12. Intangible Assets

The details of the increase (decrease) in intangible assets for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	Goodwill	Negative Goodwill	Intellectual property rights	Others	Total
Balance at December 31, 2003	₩ 7,969	₩ (1,842)	₩ 213,920	₩245,281	₩465,328
Acquisition [1]	1,821	-	53,748	145,823	201,392
Disposal	-	-	(352)	(3,149)	(3,501)
Amortization	(3,941)	621	(47,516)	(65,353)	(116,189)
Others [2]	4,950	-	286	(7,744)	(2,508)
Balance at December 31, 2004	₩ 10,799	₩ (1,221)	₩ 220,086	₩314,858	₩544,522

(in millions of Korean won)	Goodwill	Negative Goodwill	Intellectual property rights	Others	Total
Balance at December 31, 2002	₩ 12,234	₩ (2,464)	₩222,195	₩117,197	₩349,162
Acquisition [1]	397	-	37,578	186,904	224,879
Disposal	(2,156)	-	(1,511)	(11,195)	(14,862)
Amortization	(2,506)	622	(44,342)	(47,625)	(93,851)
Balance at December 31, 2003	₩ 7,969	₩ (1,842)	₩213,920	₩245,281	₩465,328

[1] The amount of acquisition includes the amount transferred from other accounts, such as construction-in-progress.

[2] The amount of others includes the amount from change of consolidation category, merger and changes of foreign currency exchange rates.

The amortization expense of intangible assets for the years ended December 31, 2004 and 2003, is distributed into the following accounts:

(in millions of Korean won)

Account		2004		2003
Production costs	₩	17,379	₩	12,924
Selling and administrative expenses		54,251		38,982
Research and development expenses		44,559		41,945
	₩	116,189	₩	93,851

13. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)		2004		2003
Long-term financial instruments	₩	5,759	₩	10,689
Long-term trade receivables, net		3,226		5,243
Long-term loans receivable, net		132,236		359,332
Long-term guarantee deposits		694,213		866,417
Long-term prepaid expenses		166,020		242,110
Others		59,905		50,785
	₩	1,061,359	₩	1,534,576

14. Short-Term Borrowings

Short-term borrowings as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	Annual interest rates (%) as of December 31, 2004		2004		2003
Bank overdraft facilities	-	₩	-	₩	6,761
General term loans from commercial banks	4.2 - 7.5		1,450,000		1,389,979
Notes discounted	4.0 - 6.9		1,228,439		1,836,193
Usance financing, including document against acceptance loans incurred from intercompany transactions	1.5 - 1.8		3,266,273		3,031,263
Short-term borrowings of foreign subsidiaries	0.0 - 11.0		1,156,508		986,759
		₩	7,101,220	₩	7,250,955

Certain bank deposits, inventories, and property, plant and equipment are pledged as collateral for the above borrowings (Notes 4, 7 and 11). In addition, SEC guarantees repayment of substantially all short-term borrowings of overseas subsidiaries (Note 18).

In addition, the above short-term borrowings include borrowings of Samsung Card Co., Ltd., the consumer financing subsidiary, in aggregate amounts of ₩2,568,439 million (2003: ₩3,112,954 million) and current maturities of long-term debts in aggregate amounts of ₩4,870,356 million (2003: ₩5,900,828 million) as of December 31, 2004.

15. Long-Term Debts

Long-term debts as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	Reference		2004		2003
Korean won loans	(A)	₩	337,186	₩	553,859
Foreign currency loans, in Korean won equivalents	(B)		511,099		326,821
Debentures	(C)		9,554,196		15,056,626
			10,402,481		15,937,306
Less: Current maturities			(4,957,052)		(6,983,687)
		₩	5,445,429	₩	8,953,619

As of December 31, 2004, certain bank deposits, and property, plant and equipment are pledged as collaterals for the above long-term debts (Notes 4 and 11). In addition, repayment of certain long-term debts is guaranteed by various Korean financial institutions and/or certain affiliated companies (Note 18).

Included in the long-term debts were borrowings of Samsung Card Co., Ltd. in an aggregate amount of ₩5,114,799 million (2003: ₩8,690,582 million) as of December 31, 2004.

(A) Local currency loans as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	**Annual interest rates (%) as of December 31, 2004**	**2004**	**2003**
Korea Development Bank	3.4	₩ 352	₩ -
Woori Bank	4.1	741	1,657
Kookmin Bank	3.0	869	396
Hana Bank	4.4 - 4.5	7,510	8,415
Korea Energy Management Corporation	2.5 - 6.0	3,714	15,104
Samsung Life Insurance Co., Ltd.	6.9 - 8.0	320,000	520,000
The Bank of Tokyo-Mitsubishi, Ltd.	4.0	4,000	8,000
Others	-	-	287
		₩ 337,186	₩ 553,859

(B) Long-term debts denominated in foreign currencies as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	**Annual interest rates (%) as of December 31, 2004**	**2004**	**2003**
National Agricultural Cooperative Federation	3.2 - 3.3	₩ 3,033	₩ 3,510
Shinhan Bank	4.8	20,702	23,956
Royal Bank of Scotland	4.5 - 4.8	103,510	-
Korea Development Leasing Corporation and others	-	-	93
Foreign financial institutions	0.0 - 12.3	383,854	299,262
		₩ 511,099	₩ 326,821

(C) Debentures outstanding as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	Annual interest rates (%) as of December 31, 2004		2004		2003
Non-guaranteed debentures	4.0 - 11.1	₩	8,662,938	₩	14,228,840
Private debentures	4.3 - 4.7		20,000		20,000
Subordinated convertible bonds	2.0		800,000		800,000
			9,482,938		15,048,840
Add: Premium for non-executed rights			334,698		334,698
Less: Conversion rights			(249,897)		(307,888)
Discounts			(13,543)		(19,024)
		₩	9,554,196	₩	15,056,626

Maturities of long-term debts outstanding, excluding premiums and discounts on debentures, as of December 31, 2004, are as follows:

(in millions of Korean won)		Local currency loans		Foreign currency loans		Debentures		Total
2006	₩	328,750	₩	82,882	₩	2,564,700	₩	2,976,332
2007		997		176,500		980,500		1,157,997
2008		805		28,829		1,037,000		1,066,634
2009		615		3,351		124,747		128,713
Thereafter		537		43,958		-		44,495
	₩	331,704	₩	335,520	₩	4,706,947	₩	5,374,171

16. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	Reference	Due date	2004	2003
SEC				
USD denominated straight bonds	(A)	October 1, 2027	₩ 104,380	₩ 119,780
Convertible bonds	(B)	February 1, 2004	-	50,093
Overseas subsidiaries				
USD denominated fixed rate notes	(C)	April 1, 2027	26,095	29,945
USD denominated fixed rate notes	(C)	April 1, 2030	26,095	29,945
USD denominated floating rate notes		July 26, 2004	-	59,890
			156,570	289,653
Less: Current maturities			-	(109,983)
Less: Discounts			(5,834)	(5,920)
			₩ 150,736	₩ 173,750

(A) US$ denominated straight bonds

On October 2, 1997, the Company issued straight bonds in the amount of US$100,000 thousand at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with annual repayment for 20 years after a ten-year grace period and the biannual interest payment over the total period, which began on the date of issuance.

(B) Convertible bonds – Intel

On February 1, 1999, the Company issued foreign currency convertible bonds in the amount of US$100,000 thousand to Intel Corporation, which matured on February 1, 2004. A summary of the terms of these bonds is as follows:

- Interest: 5% per annum payable annually in arrears on February 1.
- Conversion period: On or after May 3, 1999 through January 21, 2004.
- Conversion price: Subject to adjustment pursuant to anti-dilution provisions, ₩108,465 per share, with a fixed exchange rate applicable to the conversion of ₩1,173 to US$ 1.00.

During the year ended December 31, 2004, convertible bonds amounting to US$42,025 thousand were converted into 454,471 shares of common stock at the conversion price of ₩108,465 per share (Note 19). The remaining unconverted balance was fully paid in 2004.

(C) Overseas subsidiaries

Overseas subsidiaries' bonds will be repaid at maturities with the biannual interest payment over the terms of the bonds. The SEC has provided guarantees over such overseas subsidiaries' bonds.

17. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)		2004		2003
Balance at the beginning of the year	₩	970,832	₩	788,067
Provision for severance benefits		444,206		334,103
Actual severance payments		(250,184)		(153,222)
Cumulative effects of changes in consolidated subsidiaries		(9,156)		1,884
		1,155,698		970,832
Less: Cumulative deposits to the National Pension Fund		(16,638)		(19,421)
Severance insurance deposits		(683,079)		(551,981)
Balance at the end of the year	₩	455,981	₩	399,430

18. Commitments and Contingencies

As of December 31, 2004 and 2003, Samsung Electronics Co., Ltd. is contingently liable for guarantees of indebtedness for SAS and other foreign subsidiaries, approximating US$559,246 thousand and US$624,899 thousand, respectively.

As of December 31, 2004, the Company has various technical assistance agreements with certain foreign companies. Total royalty expense incurred in relation to these agreements for the year ended December 31, 2004, amounted to ₩1,300,095 million (2003: ₩1,297,219 million).

As of December 31, 2004, the Company has various lease agreements that are recognized as operating leases. Related rental payments are charged to current operations as incurred. Future rental expenses under these non-cancelable operating lease agreements amounted to ₩224,643 million as of December 31, 2004.

Samsung Card Co., Ltd. maintains a lease financing business with lease receivables related to such business recorded as short-term and long-term financing receivables (Notes 8 and 11). Scheduled future lease revenue from these operating lease arrangements are as follows:

(in millions of Korean won)

Year		Amount
2005	₩	118,645
2006		80,034
2007		35,118
2008		833
	₩	234,630

As of December 31, 2004, the Company has 229 forward exchange contracts to manage the exposure to changes in currency exchanges rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that it may be adversely affected by changes in exchange rates.

In addition, the Company has 67 interest rate swap contracts and one foreign currency swap contract to reduce the impact of changes in floating rates on long-term debt and borrowings, and three interest rate swap contracts and three foreign currency swap contracts to reduce the impact of changes in the fair-value risk on fixed rate long-term debt.

A summary of derivative transactions as of and for the year ended December 31, 2004, are as follows:

(in millions of Korean won)

Type	2004			2003
	Outstanding contracts amount	**Gain (loss) on valuation (I/S)**	**Gain (loss) on valuation (B/S)**	**Outstanding contracts amount**
Forward exchange	₩ 4,859	₩ 4,857	₩ 2	₩ 1,994
	(10,228)	(10,200)	(28)	(9,938)
Interest rate swap	8,009	6,455	1,554	3,827
	(23,087)	(1,155)	(21,932)	(31,552)
Currency swap	868	868	-	1,348
	(19,621)	(2,658)	(16,963)	-

Of the amounts charged to capital adjustments from the valuation of interest rate swap contracts, a loss of ₩3,527 million are to be realized by December 31, 2005.

The Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd., which were previously transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means, including the participation in any equity offering or subordinated debentures issued by the Creditors. The amount of overdue interest due to the default of the agreement is to be reimbursed by the Company and the Affiliates. Any excess proceeds over ₩2,450,000 million are to be distributed to the Company and the Affiliates. As of the date of this report, the shares in Samsung Life Insurance Co., Ltd. have not yet been sold. As of the balance sheet date, the ultimate effect of these matters on the financial position of the Company could not presently be determined.

As of December 31, 2004, the Company has been named as the defendant in 11 legal actions filed by MOSAID Technologies Inc., Matsushita Electric Industrial Co., Ltd., S.I.SV.EL.S.P.A, International Rectifier Corporation, Commissariat A L'Energie Atomique, Magnequench Inc., QinetiQ Limited, Shalom Ohayon, ITT Manufacturing Inc., 02 Micro International Limited and St. Clair Intellectual Property Consultants, Inc. for patent infringements, and as a plaintiff in four legal actions against Quanta Computer, Compal Electronics Inc., Inventec Corporation and Twinhead Corporation for alleged patent infringements.

Considering the legal cases mentioned above and various other claims and proceedings pending as of December 31, 2004, the Company's management believes that, although the outcome of these matters are uncertain, the resolution of these matters will not have a material adverse effect on the operations or financial position of the Company.

As of December 31, 2004, a derivative suit is pending against SEC's former and present executives relative to their decision to dispose of Samsung General Chemicals Co., Ltd. at a low price and for other allegations.

As of December 31, 2004, SEA and four other overseas subsidiaries have agreements with financial institutions to sell certain eligible trade accounts receivable under which, on an ongoing basis, a maximum of US$837 million can be sold. SEC and two domestic subsidiaries have entered into agreements to discount trade notes receivable with Korean banks up to ₩232,000 million. For the credit sales facility agreement with banks, including Woori Bank and four other banks, SEC has recourse obligation with Woori Bank on the receivables of which due dates are extended. In addition, SEC has entered into credit purchase facilities with Samsung Card Co., Ltd. and others whereby certain trade creditors of SEC are paid through these financial institutions (Note 8), and trade receivables provided as collateral with Woori Bank and three other banks amount to up to ₩1,340,000 million.

As of December 31, 2004, Samsung Card Co., Ltd. and four other domestic subsidiaries have provided ten blank notes, a blank check and two notes amounting to ₩80,000 million, to financial institutions as collaterals for bank borrowings and for the fulfillment of certain contracts, which would not have a direct adverse effect on the operations or financial position of the Company.

Samsung Semiconductor Inc. (SSI) is being investigated by the Department of Justice in the U.S.A. regarding possible antitrust violations in the DRAM (Dynamic Random Access Memory) industry. Subsequent to the commencement of the investigation, a number of lawsuits were filed against SEC and SSI. As of the balance sheet date, SSI has established provision amounting to US$100,000 thousand for any potential loss. The Company's management believes that, although the outcome of the investigation is uncertain and could differ from the current estimation, the resolution of the matters will not have a material adverse effect on the operations or financial position of the Company.

19. Capital Stock

Under its Articles of Incorporation, SEC is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock and are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, SEC is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. The debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively.

SEC is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

SEC is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 2,150,000 shares of common stock and 330,000 shares of non-voting preferred stock with an acquisition cost of ₩1,046,818 million were retired on January 15, 2004, with the Board of Directors' approval. Moreover, 3,060,000 shares of common stock and 260,000 shares of non-voting preferred stock with an acquisition cost of ₩1,978,310 million were retired on May 4, 2004, with the Board of Directors' approval (Note 22).

SEC has issued global depositary receipts ("GDR"), representing certain shares of non-voting preferred stock and common stock, at overseas stock markets, as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	7,695,272	15,390,544
Common stock	4,251,338	8,502,678

In addition to the above issuances, there have been several conversions of foreign currency convertible bonds into GDRs and conversions of the issued GDRs into original shares of common stock or non-voting preferred stock.

As of December 31, 2004, outstanding global depositary receipts consist of 30,307,378 shares for common stock (common stock equivalent: 15,153,939 shares) and 9,980,612 shares for non-voting preferred stock (preferred stock equivalent: 4,990,306 shares).

SEC issued 454,471 shares of common stock upon the conversion of foreign currency convertible bonds amounting to US$42,025 thousand during the year ended December 31, 2004 (Note 16). The cash proceeds in excess of par value amounting to ₩46,995 million were credited to paid-in capital in excess of par value.

As of December 31, 2004, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital since the retirement of capital stock was recorded as a deduction from retained earnings.

20. Retained Earnings

Retained earnings as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	Reference	2004	2003
Appropriated retained earnings			
Legal reserve	(A)	₩ 447,789	₩ 444,789
Reserve for business rationalization		5,512,101	4,512,101
Reserve for improvement of financial structure	(B)	204,815	204,815
Reserve for overseas market development		510,750	510,750
Reserve for overseas investment losses		164,982	164,982
Reserve for research and human resource development		10,936,458	8,436,458
Reserve for export losses		167,749	167,749
Reserve for loss on disposal of treasury stock		800,000	800,000
Reserve for capital expenditure		4,859,891	4,250,393
		23,604,535	19,492,037
Unappropriated retained earnings		6,972,419	4,923,644
		₩ 30,576,954	₩ 24,415,681

(A) The Korean Commercial Code requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of capital stock. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

(B) In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year, until the shareholders' equity equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

21. Dividends

SEC declared cash dividends to shareholders of common stock and preferred stock as interim dividends for the six-month periods ended June 30, 2004 and 2003, and as year-end dividends for the years ended December 31, 2004 and 2003.

Details of interim dividends and year-end dividends are as follows:

(A) Interim Dividends

(in millions of Korean won, except for the number of shares)

		2004	2003
Number of shares eligible for dividend	Common stock	137,274,021 shares	141,539,164 shares
	Preferred stock	20,953,734 shares	21,543,734 shares
Dividend rate		100%	10%
Dividend amount	Common stock	₩ 686,370	₩ 70,769
	Preferred stock	104,769	10,772
		₩ 791,139	₩ 81,541

(B) Year-End Dividends

(in millions of Korean won, except for the number of shares)

		2004	2003
Number of shares eligible for dividend	Common stock	133,378,851 shares	139,548,341 shares
	Preferred stock	20,953,734 shares	21,267,614 shares
Dividend rate	Common stock	100%	100%
	Preferred stock	101%	101%
Dividend amount	Common stock	₩ 666,894	₩ 697,742
	Preferred stock	105,817	107,401
		₩ 772,711	₩ 805,143

(C) Dividend Payout Ratio

Dividend payout ratios for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004	2003
Dividend	₩ 1,563,850	₩ 886,684
Net income	10,786,742	5,958,998
Dividend payout ratio	14.50%	14.88%

(D) Dividend Yield Ratio

Dividend yield ratios for the years ended December 31, 2004 and 2003 are as follows:

	2004		2003	
	Common stock	Preferred stock	Common stock	Preferred stock
Dividend per share	₩ 10,000	₩ 10,050	₩ 5,500	₩ 5,550
Market price as of December 31	450,500	289,500	451,000	245,500
Dividend yield ratio	2.22%	3.47%	1.22%	2.26%

22. Treasury Stock

The 2,150,000 shares of common stock and 330,000 shares of non-voting preferred stock were retired on January 15, 2004 with the Board of Directors' approval on October 17, 2003. Another 3,060,000 shares of common stock and 260,000 shares of non-voting, preferred stock were retired on May 4, 2004, with the Board of Directors' approval on April 7, 2004 (Note 19).

As of December 31, 2004, the Company holds 13,920,486 shares of its own common stock and 1,879,693 shares of its own preferred stock. This treasury stock is recorded as a capital adjustment.

23. Other Capital Adjustments

Other capital adjustments as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)		2004		2003
Gain on valuation of available-for-sale securities	₩	121,628	₩	126,265
Loss on valuation of available-for-sale securities		(30,375)		(12,337)
Gain on valuation of investments using the equity method		72,619		192,398
Stock option compensation		692,292		704,316
Losses on valuation of derivative instruments		(12,135)		(18,834)
Cumulative translation adjustments		44,763		399,064
Others		359		4,361
	₩	889,151	₩	1,395,233

24. Stock Option Plan

SEC has a stock option plan that provides for the granting of stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovations of SEC.

A summary of the terms of stock options granted is as follows:

	Date of the Grant						
	March 16, 2000	**March 9, 2001**	**February 28, 2002**	**March 25, 2002**	**March 7, 2003**	**April 16, 2004**	**October 15, 2004**
Quantity (after reflecting forfeitures and exercises)	1,273,572	2,345,830	873,292	107,558	345,683	575,364	10,000
Exercise price [1]	₩272,700	₩197,100	₩329,200	₩342,800	₩288,800	₩580,300	₩460,500
Exercise period from the date of the grant [2]	3~10years	3~10years	2~10years	2~10years	2~10years	2~10years	2~4years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock merger.

[2] The options can be fully vested after two years from the date of grant.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant and the following assumptions:

	Date of the Grant						
	March 16, 2000	**March 9, 2001**	**February 28, 2002**	**March 25, 2002**	**March 7, 2003**	**April 16, 2004**	**October 15, 2004**
Risk-free interest rates	9.08%	6.04%	5.71%	6.44%	4.62%	4.60%	3.56%
Expected stock price volatility	69.48%	74.46%	64.97%	64.90%	60.08%	43.09	42.46%
Expected life	4 years	4 years	3 years	3 years	3 years	3 years	3 years
Expected dividend yield	0.39%	0.89%	0.73%	0.74%	1.25%	0.73%	0.99%

The compensation expense related to stock options amounted to ₩71,693 million for the year ended December 31, 2004, and is estimated to be ₩77,998 million for the periods thereafter.

Samsung Card., Ltd., an SEC subsidiary, has granted 375,000 shares in stock options over two periods. The exercise price and the number of shares granted to employees and directors of Samsung Capital Co., Ltd. as part of the merger have been adjusted by the ratio of merger as 236,869 shares. The compensation expenses recognized by Samsung Card Co., Ltd. and Samsung Capital Co., Ltd. are ₩111 million (2003: ₩1,549 million) for the year ended December 31, 2004. The stock options of ₩1,230 million according to the SEC's ownership ratio are included in other capital adjustments.

25. Income Tax Expense

The statutory income tax rate applicable to the Company, including resident surtax, is approximately 29.7%.

Income tax expenses for the years ended December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)		2004		2003
Current income taxes	₩	2,271,972	₩	1,620,646
Increase in net deferred income tax assets		(54,132)		(538,713)
Items charged directly to shareholders' equity		(10,555)		(5,441)
	₩	2,207,285	₩	1,076,492

The following table reconciles the expected amount of income tax expense based on Korean normal income tax rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2004 and 2003:

(in millions of Korean won)		2004		2003
Income before taxes	₩	12,376,158	₩	6,429,560
Statutory tax rate		29.7%		29.7%
Expected taxes at statutory rate		3,675,719		1,909,579
Tax credit		(1,680,419)		(1,340,464)
Others, net		211,985		507,377
Actual taxes	₩	2,207,285	₩	1,076,492
Effective tax rate		17.8%		16.7%

Components of deferred income taxes as of December 31, 2004 and 2003, are as follows:

	2004			2003		
(in millions of Korean won)	**Beginning balance**	**Increase (decrease)**	**Ending balance**	**Beginning balance**	**Increase (decrease)**	**Ending balance**
Deferred income tax assets						
Depreciation	₩ 7,955	₩ (7,955)	₩ -	₩ 40,260	₩ (32,305)	₩ 7,955
Allowance for doubtful accounts	39,334	(21,580)	17,754	14,327	25,007	39,334
Accrued severance benefits	5,965	2,360	8,325	1,621	4,344	5,965
Impairment losses on investments	132,299	10,806	143,105	45,684	86,615	132,299
Deferred foreign exchange losses	14,761	(3,840)	10,921	24,641	(9,880)	14,761
Tax credits	365,098	166,747	531,845	243,293	121,805	365,098
Undisposed accumulated deficit carried over to subsequent year	68,397	316,461	384,858	1,004	67,393	68,397
Accrued expenses	322,373	12,804	335,177	221,580	100,793	322,373
Others	91,551	66,254	157,805	85,757	5,794	91,551
Total deferred income tax assets	1,047,733	542,057	1,589,790	678,167	369,566	1,047,733
Deferred income tax liabilities						
Depreciation	-	70,247	70,247	-	-	-
Special reserves appropriated for tax purpose	200,488	238,917	439,405	256,727	(56,239)	200,488
Capitalized interest expense	56,768	(11,640)	45,128	71,095	(14,327)	56,768
Undistributed earnings from subsidiaries and equity-method investees	152,723	119,747	272,470	252,561	(99,838)	152,723
Others	25,959	95,835	121,794	13,766	12,193	25,959
Total deferred income tax liabilities	435,938	513,106	949,044	594,149	(158,211)	435,938
Net deferred income tax assets	₩ 611,795	₩ 28,951	₩640,746	₩ 84,018	₩ 527,777	₩611,795

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated realizable value.

The Company did not recognize the income tax effect of a temporary difference resulting from undistributed earnings arising from certain subsidiaries and equity-method investees, as the Company does not expect cash inflows, such as proceeds from the disposal of or receipts of dividends, from the investments using the equity method within five years.

26. Earnings Per Share

Earnings per share for the years ended December 31, 2004 and 2003, is calculated as follows:

(in millions of Korean won, except for per share amounts which are in Korean won)

		2004		2003
Basic earnings per share:				
Net income	₩	10,789,535	₩	5,962,247
Adjustments:				
Dividends for preferred stock		(210,586)		(118,173)
Undeclared participating preferred stock dividend		(1,252,571)		(671,234)
Net income available for common stock		9,326,378		5,172,840
Weighted-average number of shares of common stock outstanding		137,321,524		142,204,655
Basic earnings per share	₩	67,916	₩	36,376
Diluted earnings per share:				
Net income available for common stock	₩	9,326,378	₩	5,172,840
Adjustment:				
Interest expense on convertible bonds		-		1,798
Compensation expense for stock options		8,284		15,182
Net income available for common stock and common equivalent shares		9,334,662		5,189,820
Weighted-average number of shares of common stock and common equivalent shares[1] outstanding		139,570,829		144,363,262
Diluted earnings per share	₩	66,881	₩	35,950

[1] Common equivalent shares:

	2004		
	Number of shares	**Weight**	**Common stock equivalent**
Stock options	2,249,305	366/366	2,249,305

The number of dilutive shares of outstanding stock options is computed by applying the treasury stock method.

Under the treasury stock method, the proceeds from the exercise of the stock options are assumed to have been used to purchase common stock at the average market price. The incremental shares, which is the difference between the number of shares assumed to be issued and the number of shares assumed to be purchased, is included in the denominator of the diluted earnings per share computation.

	2003		
	Number of shares	**Weight**	**Common stock equivalent**
Convertible bonds			
US$42,705 thousand	461,835	365/365	461,835
Stock options	1,696,772	365/365	1,696,772
			2,158,607

27. Related Party Transactions

Significant transactions between SEC and its consolidated subsidiaries, which have been eliminated in consolidation, for the years ended December 31, 2004 and 2003, and the related amounts receivable and payable as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

	Sales		Purchases		Receivables		Payables	
Company	2004	2003	2004	2003	2004	2003	2004	2003
SJC	₩ 3,747,578	₩ 3,008,944	₩ 4,341,226	₩3,736,116	₩ 121,184	₩ 151,367	₩ 164,122	₩ 250,417
STA	3,304,045	2,305,273	217,034	38,300	158,892	234,433	32,643	20,735
SET	2,775,409	2,251,938	405,852	413,812	187,355	248,552	20,047	23,381
SSI	6,390,555	3,653,813	12,173	21	459,252	282,793	-	5,511
SAPL	2,006,460	1,516,542	582,187	452,648	142,368	137,576	35,432	24,421
SEHK	1,553,647	1,258,552	1,254,767	689,002	158,175	91,056	63,315	43,359
SEA	1,347,492	1,327,433	1,438,729	1,117,298	158,907	191,871	55,038	76,982
SSEG	3,185,293	1,777,822	338	-	306,309	136,821	103	80
SEO	1,667,826	1,039,396	-	189	222,482	120,619	2,498	5,636
SEUK	1,031,522	782,825	88,728	7,779	23,876	21,128	9,605	6,248
SEF	755,254	553,647	19,246	1,347	35,744	9,799	17,815	8,484
SSEL	1,427,594	995,689	278	-	110,329	94,315	-	-
SII	882,883	498,335	9,491	5,179	63,390	126,171	1,482	79
SEI	629,469	482,497	43,453	72	33,468	17,191	2,673	9,318
SELS	684,747	542,818	11,508	-	104,055	102,156	-	1,483
SEBN	344,922	228,615	13,262	103	423	6,259	8,134	1,041
SESA	237,342	588,126	6,241	663	8,892	30,502	2,024	1,311
Others	13,232,532	7,424,209	4,784,213	3,414,426	1,725,958	1,098,870	762,905	516,610
	₩ 45,204,570	₩ 30,236,474	₩13,228,726	₩9,876,955	₩4,021,059	₩3,101,479	₩1,177,836	₩ 995,096

In addition, significant transactions among subsidiaries for the years ended December 31, 2004 and 2003, and the related amounts receivable as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

Selling company	Purchasing company	Sales 2004	Sales 2003	Receivables 2004	Receivables 2003
SII	SEA	₩ 1,751,694	₩ 1,385,501	₩ 24,861	₩ 54,492
TSTC	STA	480,080	113,882	41,466	34,239
SSKMT	STA	479,425	147,257	29,059	12,407
SESK	SELS	458,527	129,235	48,710	4,227
SII	SEM	415,549	321,136	75,628	70,755
SSI	SII	289,658	310,455	8,902	32,490
SELS	SEG	277,087	330,682	7,237	9,006
SAS	SSI	232,506	225,632	14,222	19,594
SAPL	SEIN	92,799	64,453	10,824	9,010
Others		18,527,017	13,578,235	1,619,716	1,500,659
		₩23,004,342	₩16,606,468	₩1,880,625	₩1,746,879

The related company loans resulting from significant transactions among subsidiaries for the year ended December 31, 2004, is ₩604,319 million (2003: ₩1,272,569 million).

In addition, significant transactions between SEC and equity-method investees for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

Equity-method investees	Sales 2004	Sales 2003	Purchases 2004	Purchases 2003
Samsung SDI Co., Ltd.	₩ 368,816	₩ 286,600	₩1,913,930	₩1,587,675
Samsung SDS Co., Ltd.	52,381	31,002	542,967	447,774
Samsung Electro-Mechanics Co., Ltd.	20,244	28,947	1,058,374	856,665
Samsung Corning Precision Glass Co., Ltd.	33,534	4,163	534,004	312,974
Samsung Everland Co., Ltd.	16,791	541	220,710	145,160
Samsung Techwin Co., Ltd.	465	564	420,746	247,493
Seoul Commtech. Co., Ltd.	9,506	6,548	111,248	168,570
Other equity-method investees	46,847	16,322	176,218	147,651
	₩ 548,584	₩ 374,687	₩4,978,197	₩3,913,962

Samsung Electronics Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Significant transactions with related parties, which are not subsidiaries or equity-method investees, for the years ended December 31, 2004 and 2003, and the related receivables and payables as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	Sales		Purchases		Receivables		Payables	
Company	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Samsung Corporation	₩ 56,099	₩ 62,201	₩1,970,528	₩1,324,062	₩27,521	₩21,044	₩437,365	₩521,969
iMarketKorea Inc.	39,652	61,933	236,234	221,797	15,930	15,692	70,337	49,188
Samsung Life Insurance Co., Ltd.	32,301	25,615	10,690	8,855	19,440	36,930	1,930	1,856
Cheil Communications Inc.	906	817	267,241	204,073	1,418	11	160,269	193,428
Samsung Heavy Industries Co., Ltd.	5,912	4,737	138,889	115,875	8,183	6,809	18,951	63,184
Other local companies	22,642	11,716	691,657	352,637	5,825	7,137	63,519	58,994
	₩157,512	₩167,019	₩3,315,239	₩2,227,299	₩78,317	₩87,623	₩752,371	₩888,619

Furthermore, the balances of beneficiary certificates as of December 31, 2004 amounted to ₩1,312,462 million (2003: ₩1,583,326 million) (Note 5). Also, the Company has entered into a severance insurance plan with Samsung Life Insurance Co., Ltd. and fire and other insurances with Samsung Fire & Marine Insurance Co., Ltd (Notes 7, 11 and 17).

28. Research and Development Costs

Research and development costs incurred and expensed for the years ended December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003
Research expenses	₩ 1,838,251	₩ 1,357,546
Ordinary development expenses	3,064,447	2,222,107
	₩ 4,902,698	₩ 3,579,653

29. Foreign Currency Translation

As of December 31, 2004 and 2003, assets and liabilities dominated in foreign currencies are as follows:

(in thousands of foreign currencies, in millions of Korean won)

		Foreign company			Domestic company		
		2004		2003	2004		2003
Account	Foreign currency	Foreign currency amount	Korean won (translated)	Korean won (translated)	Foreign currency amount	Korean won (translated)	Korean won (translated)
Foreign currency deposits	US$	243,369	₩ 254,029	₩ 80,148	28,824	₩ 30,086	₩ 28,269
	JPY	5,898,828	59,696	15,321	559,358	5,661	9,112
	EUR	59,434	84,572	70,413	4,252	6,050	17,877
	Others		977,659	949,235		1,595	2,308
			1,375,956	1,115,117		43,392	57,566
Trade accounts and notes receivable	US$	1,196,579	1,248,989	844,942	99,008	103,344	215,878
	JPY	89,643,667	907,194	968,588	5,280,140	53,435	26,645
	EUR	983,327	1,399,235	1,193,836	5,921	8,425	16,964
	Others		2,395,001	2,196,430		1,912	113
			5,950,419	5,203,796		167,116	259,600
Other assets	US$	115,453	162,262	17,297	103,096	107,612	32,203
	JPY	31,851,864	322,341	274,962	55,771	564	173
	EUR	56,560	80,483	104,596	5,372	7,644	10,166
	Others		336,165	401,208		5,218	6,922
			901,251	798,063		121,038	49,464
Total foreign currency assets			₩8,227,626	₩7,116,976		₩ 331,546	₩ 366,630

		Foreign companies			Domestic companies		
		2004		2003	2004		2003
Account	Foreign currency	Foreign currency amount	Korean won (translated)	Korean won (translated)	Foreign currency amount	Korean won (translated)	Korean won (translated)
Trade accounts and notes payable	US$	235,782	₩ 246,109	₩ 265,758	128,481	₩ 134,109	₩ 150,584
	JPY	105,910,134	1,071,811	1,135,911	13,938,066	141,047	122,727
	EUR	93,680	133,303	78,426	1,962	2,792	5,712
	Others		1,395,936	1,190,308		118	42
			2,847,159	2,670,403		278,066	279,065
Short-term borrowings, (including document against acceptance)			1,156,508	1,305,645		3,266,273	2,710,809
Other current liabilities	US$	547,815	571,806	440,382	938,320	979,418	1,314,791
	JPY	4,994,473	50,544	61,497	9,755,227	98,723	196,685
	EUR	325,157	462,686	434,249	137,514	195,677	168,358
	Others		723,159	669,113		45,863	20,374
			1,808,195	1,605,241		1,319,681	1,700,208
Long-term other accounts payable (including current portions)	US$		-	-	108,405	113,153	135,410
	Others		72,741	78,729		40,235	-
			72,741	78,729		153,388	135,410
Foreign currency notes and bonds (including current portions)	US$	50,000	52,190	59,890	100,000	104,380	119,780
Long-term debt, (including current maturities)	US$	132,382	138,180	159,113	121,905	127,245	24,049
	JPY	13,429,240	135,904	156,613	-	-	-
	EUR	-	-	7,442	-	-	-
	Others		109,770	95,875		-	-
			383,854	419,043		127,245	24,049
Total foreign currency liabilities			₩6,320,647	₩6,138,951		₩5,249,033	₩4,969,321

Monetary assets and liabilities of overseas subsidiaries are translated at the foreign exchange rate in effect as of the balance sheet date.

Foreign currency translation gains and losses for the year ended December 31, 2004, amounted to ₩202,172 million and ₩80,723 million, respectively.

30. Segment Information

The summary of consolidated financial information by industry as of December 31, 2004 and 2003, and for the years then ended, is as follows:

- Consolidated balance sheets by industry

(in millions of Korean won)

	Non-financial business		Financial business	
	2004	2003	2004	2003
Assets				
Current assets	₩ 25,126,417	₩ 22,632,483	₩ 6,866,558	₩ 8,892,208
Investments	5,351,724	6,037,654	8,349,994	11,672,193
Property, plant and equipment	23,827,416	19,295,553	134,984	174,817
Intangible assets	448,151	381,376	96,371	83,952
Total assets	₩ 54,753,708	₩ 48,347,066	₩ 15,447,907	₩ 20,823,170
Liabilities				
Current liabilities	₩ 17,790,977	₩ 17,547,305	₩ 8,318,347	₩ 10,480,194
Non-current liabilities	1,221,047	1,059,470	5,275,714	8,795,061
Total liabilities	19,012,024	18,606,775	13,594,061	19,275,255
Shareholders' Equity				
Capital stock	897,514	895,241	1,314,886	487,001
Capital surplus	6,239,586	6,242,269	930,998	264,424
Retained earnings	30,576,954	24,415,681	(729,944)	425,425
Capital adjustments	(3,270,488)	(2,062,601)	337,906	371,065
Minority interests	1,298,118	249,701	-	-
Total shareholders' equity	35,741,684	29,740,291	1,853,846	1,547,915
Total liabilities and shareholders' equity	₩ 54,753,708	₩ 48,347,066	₩ 15,447,907	₩ 20,823,170

• Consolidated statements of income (loss) by industry:

(in millions of Korean won)

	Non-financial business		Financial business	
	2004	**2003**	**2004**	**2003**
Sales	₩ 78,903,893	₩ 59,681,941	₩ 3,091,908	₩ 5,139,998
Cost of sales	52,019,531	41,038,827	950,528	1,218,204
Selling, general and administrative expenses	13,414,958	10,762,063	3,850,043	5,506,673
Operating profit (loss)	13,469,404	7,881,051	(1,708,663)	(1,584,879)
Non-operating income	2,974,311	2,679,202	44,605	74,710
Non-operating expenses	2,984,605	3,456,297	186,955	38,437
Income (loss) before income taxes	13,459,110	7,103,956	(1,851,013)	(1,548,606)
Income tax expense (benefit)	2,630,886	1,119,243	(423,600)	(42,750)
Income (loss) before minority interests in earnings of consolidated subsidiaries, net	10,828,224	5,984,713	(1,427,413)	(1,505,856)
Minority interests in earnings of consolidated subsidiaries, net	38,689	22,466	-	-
Consolidated net income (loss)	₩ 10,789,535	₩ 5,962,247	₩ (1,427,413)	₩ (1,505,856)

In the above consolidated financial statements of the non-financial business, the financial service subsidiary has been accounted for using the equity method.

- Operating data by business segment as of and for the year ended December 31, 2004:

(in millions of Korean won)

	2004 Summary of business by segment								
	Digital media	**Digital appliances**	**Telecommunications**	**Semi conduct**	**LCD**	**Finance**	**Others**	**Elimination**	**Consolidated**
Gross sales	₩34,205,734	₩9,414,014	₩ 35,464,682	₩40,540,625	₩19,963,379	₩ 3,091,908	₩15,491,915	₩(76,209,248)	₩81,963,009
Intersegment sales	(16,519,530)	(4,023,192)	(14,734,952)	(18,825,407)	(10,871,709)	(15,420)	(11,219,038)	76,209,248	-
Net sales	₩17,686,204	₩5,390,822	₩ 20,729,730	₩21,715,218	₩ 9,091,670	₩ 3,076,488	₩ 4,272,877	₩ -	₩81,963,009
Operating profit (loss)	₩ 442,057	₩ 21,740	₩ 3,097,458	₩ 7,766,848	₩ 1,895,189	₩(1,708,663)	₩ (61,174)	₩ 307,291	₩11,760,746
Total assets	₩ 9,101,900	₩3,403,424	₩ 10,927,036	₩25,623,728	₩10,662,823	₩14,999,011	₩ 7,513,077	₩(13,226,374)	₩69,004,625

- Operating data by business segment as of and for the year ended December 31, 2003:

(in millions of Korean won)

	2003 Summary of business by segment								
	Digital media	**Digital appliances**	**Telecommunications**	**Semi conduct**	**LCD**	**Finance**	**Others**	**Elimination**	**Consolidated**
Gross sales	₩29,814,761	₩ 8,482,065	₩ 24,547,998	₩27,901,514	₩10,205,764	₩ 5,139,998	₩15,254,706	₩(56,529,350)	₩ 64,817,456
Intersegment sales	(13,892,798)	(3,545,530)	(9,244,846)	(13,711,287)	(5,839,122)	-	(10,295,767)	56,529,350	-
Net sales	₩15,921,963	₩ 4,936,535	₩ 15,303,152	₩14,190,227	₩ 4,366,642	₩ 5,139,998	₩ 4,958,939	₩ -	₩ 64,817,456
Operating profit (loss)	₩ 567,424	₩ (49,160)	₩ 2,817,809	₩ 3,692,239	₩ 889,765	₩(1,584,879)	₩ (14,763)	₩ (22,208)	₩ 6,296,227
Total assets	₩ 8,877,694	₩ 3,688,652	₩ 9,825,081	₩22,247,780	₩ 5,581,410	₩20,416,998	₩ 8,453,571	₩(11,049,445)	₩ 68,041,741

- Operating data by geographic area as of and for the year ended December 31, 2004:

	2004 Summary of business by geographic area						
(in millions of Korean won)	**Korea**	**Asia**	**America**	**Europe**	**Africa**	**Elimination**	**Consolidated**
Gross sales	₩ 65,042,072	₩ 43,197,071	₩ 27,358,939	₩ 22,203,862	₩ 370,313	₩ (76,209,248)	₩ 81,963,009
Intersegment sales	(46,763,000)	(16,716,383)	(8,362,645)	(4,366,743)	(477)	76,209,248	-
Net sales	₩ 18,279,072	₩ 26,480,688	₩ 18,996,294	₩ 17,837,119	₩ 369,836	₩ -	₩ 81,963,009
Operating profit	₩ 10,258,862	₩ 591,573	₩ 426,195	₩ 168,392	₩ 8,433	₩ 307,291	₩ 11,760,746
Total assets	₩ 63,235,796	₩ 7,899,511	₩ 6,143,291	₩ 4,887,783	₩ 64,618	₩ (13,226,374)	₩ 69,004,625

- Operating data by geographic area as of and for the year ended December 31, 2003:

	2003 Summary of business by geographic area						
(in millions of Korean won)	**Korea**	**Asia**	**America**	**Europe**	**Africa**	**Elimination**	**Consolidated**
Gross sales	₩ 52,327,751	₩ 32,563,977	₩ 19,212,230	₩ 17,033,440	₩ 209,408	₩ (56,529,350)	₩ 64,817,456
Intersegment sales	(32,554,763)	(13,694,203)	(6,207,030)	(4,072,654)	(700)	56,529,350	-
Net sales	₩ 19,772,988	₩ 18,869,774	₩ 13,005,200	₩ 12,960,786	₩ 208,708	₩ -	₩ 64,817,456
Operating profit (loss)	₩ 5,725,722	₩ 322,384	₩ 163,166	₩ 97,241	₩ 9,922	₩ (22,208)	₩ 6,296,227
Total assets	₩ 61,241,469	₩ 7,723,912	₩ 5,856,419	₩ 4,221,296	₩ 48,090	₩ (11,049,445)	₩ 68,041,741

31. Subsequent Events

Subsequent to December 31, 2004, Samsung Card issued unguaranteed bonds amounting to ₩113,000 million at face value.

On March 21, 2005, Samsung Card will issue 240 million shares of its common stock at ₩5,000 per share.